Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HEALTH CARE SERVICE CORPORATION,

MERCURY ACQUISITION CORP.

AND

MEDECISION, INC.

DATED AS OF

JUNE 17, 2008

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3.16.	Certain Contracts	24
3.17.	Real Property; Leaseholds	24
3.18.	Properties and Assets	26
3.19.	Insurance	26
3.20.	Opinion of Financial Advisor	27
3.21.	No Brokers or Finders	27
3.22.	Affiliate Transaction	27
3.23.	Representations Complete	27

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		28
4.1.	Organization and Qualification	28
4.2.	Authorization	28
4.3.	No Violation	28
4.4.	Available Funds	29
4.5.	Information Supplied	29
4.6.	Interim Operations of Merger Sub	29
4.7.	Legal Proceedings	29
4.8.	Representations Complete	29

Article V COVENANTS RELATING TO CONDUCT OF BUSINESS		30
5.1.	Covenants of Company	30
5.2.	Proxy Statement; Company Shareholders Meeting	33
5.3.	Access and Information	34
5.4.	Reasonable Best Efforts	35
5.5.	Acquisition Proposals	36
5.6.	Indemnification; Directors and Officers Insurance	39
5.7.	Public Announcements	41
5.8.	Section 16 Matters	41
5.9.	State Takeover Laws	41
5.10.	Notification of Certain Matters	41
5.11.	Certain Litigation	41
5.12.	Confidentiality	42
5.13.	Resignations	42
5.14.	Delisting	42
5.15.	Tax Compliance	42

Article VI CONDITIONS TO THE MERGER		43
6.1.	Conditions to Each Party’s Obligation to Effect the Merger	43
6.2.	Additional Conditions to Obligations of Parent and Merger Sub	44
6.3.	Additional Conditions to Obligation of Company	46

Article VII TERMINATION, AMENDMENT AND WAIVER		46
7.1.	Termination	46
7.2.	Effect of Termination	48
7.3.	Amendment	49
7.4.	Waiver	49

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Article VIII MISCELLANEOUS		50
8.1.	Non-Survival of Representations, Warranties and Agreements	50
8.2.	Expenses	50
8.3.	Notices	50
8.4.	Entire Agreement; No Third Party Beneficiaries	51
8.5.	Assignment; Binding Effect	52
8.6.	Governing Law	52
8.7.	Severability	52
8.8.	Enforcement of Agreement	52
8.9.	Waiver of Jury Trial	52
8.10.	Counterparts	53
8.11.	Headings	53
8.12.	Interpretation	53
8.13.	Definitions	54
8.14.	Company Disclosure Schedule Generally	57

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INDEX OF DEFINED TERMS

Defined Term	Section

2006 Equity Incentive Plan	3.2
409A Plan	3.14(g)
Acquisition Proposal	8.13(a)
Affiliates	8.13(b)
Agreement	Preamble
Alternative Insurance	5.6(c)
AJCA	3.14(g)
Amended and Restated Stock Option Plan	3.2
Ancillary Agreements	3.3
Articles of Merger	1.3
Business Day	8.13(c)
Certificates	2.2
Change in Company Recommendation	5.2(b)
Charter Documents	5.6(a)
Closing	1.2
Closing Date	1.2
Code	1.9(f)
Company	Preamble
Company Board Approval	3.7(a)
Company Common Stock	Recitals
Company Contract	8.13(d)
Company Disclosure Schedule	Article III
Company Intellectual Property	3.13(a)
Company Permits	3.10
Company Recommendation	5.2(b)
Company Requisite Shareholder Vote	3.3
Company SEC Reports	3.5(a)
Company Shareholders Meeting	5.2(b)
Company Stock Options	3.2

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Defined Term	Section

Company Stock Plans	3.2
Company Voting Debt	3.2
Confidentiality Agreement	5.12
Contract	3.4(a)
Current Insurance	5.6(c)
DOJ	5.4(c)
Effective Time	1.3
Employee Benefit Plans	3.14(a)
Employment Agreements	Recitals
Environmental Laws	3.12(a)
ERISA	3.14(a)
ERISA Affiliate	3.14(a)
Exchange Act	3.4(b)
Foreign Benefit Plan	3.14(l)
FTC	5.4(c)
GAAP	3.5(b)
Governmental Entity	3.4(b)
Hazardous Substance	8.13(e)
HSR Act	3.4(b)
Indemnitee(s)	5.6(a)
Intellectual Property Rights	8.13(f)
Insurance Policies	3.19(b)
Law	3.4(a)
Leased Real Property	3.17(b)
Liens	3.2
Material Adverse Effect	8.13(g)
Merger	Recitals
Merger Consideration	1.8(a)
Merger Sub	Preamble
Merger Sub Common Stock	1.8
Necessary Consents	3.4(b)

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Defined Term	Section

Option Merger Consideration	1.9(a)
Order	3.4(a)
Parent	Preamble
Paying Agent	2.1
PBCL	1.1
Person	8.13(h)
Premium Cap	5.6(c)
Proxy Statement	5.2(a)
Recent Balance Sheet	3.11(b)
Real Property Leases	3.17
Regulatory Law	8.13(i)
Remaining Unvested Options	1.9(a)
Representatives	5.5(a)
SEC	3.5(a)
Securities Act	3.5(a)
Software	3.13(c)
Sold Company Assets	5.15(c)
Subsidiary	8.13(j)
Superior Proposal	8.13(k)
Surviving Corporation	1.1
Tail Insurance	5.6(c)
Takeover Statute	3.7(b)
Tax Return	8.13(m)
Taxes	8.13(l)
Termination Date	7.1(b)
Voting Agreement	Recitals
Warrant Merger Consideration	1.9(c)
Warrant	3.2

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and effective as of June 17, 2008 by and among HEALTH CARE SERVICE CORPORATION, a Mutual Legal Reserve Company, an Illinois corporation (“Parent”), MERCURY ACQUISITION CORP., a Pennsylvania corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and MEDECISION, INC., a Pennsylvania corporation (“Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and Company desire to enter into a transaction whereby Merger Sub will merge with and into Company (the “Merger”), pursuant to which each issued and outstanding share of Common Stock, no par value per share, of Company (“Company Common Stock”) not owned directly or indirectly by Company will be converted into the right to receive the Merger Consideration; and

WHEREAS, Parent has required, as a condition to its willingness to enter into this Agreement, that (i) each of David St. Clair, Carl E. Smith, Liberty Ventures I, L.P. and Liberty Ventures II, L.P. enter into a Voting Agreement with Parent and Merger Sub in the form attached hereto as Exhibit A-1 and (ii) each of Stockwell Fund, L.P., Grotech Partners V, L.P. and Grotech V Maryland Fund, L.P. enter into a Voting Agreement with Parent and Merger Sub in the form attached hereto as Exhibit A-2, (each such agreement, a “Voting Agreement” and collectively, the “Voting Agreements”) all concurrently with the execution of this Agreement, which Voting Agreements shall become effective as of the date of this Agreement; and

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and Company have approved this Agreement, the Voting Agreements and the consummation of the transactions contemplated hereby and thereby, including the Merger; and

WHEREAS, Parent has required, as a condition to its willingness to enter into this Agreement, that David St. Clair and Carl E. Smith enter into employment agreements (the “Employment Agreements”) with Company in the forms attached hereto as Exhibits B, and C, respectively, concurrently with the execution of this Agreement, which Employment Agreements shall become effective as of the Effective Time; and

WHEREAS, the Board of Directors of Company has approved the Employment Agreements and the consummation of the transactions contemplated thereby; and

WHEREAS, the Board of Directors of Company has resolved to recommend to Company’s shareholders the approval and adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger; and

WHEREAS, Parent, Merger Sub and Company desire to make certain representations, warranties and agreements in connection with, and to prescribe certain conditions to, the transactions contemplated hereby, including the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE MERGER

1.1.         The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), Merger Sub shall be merged with and into Company at the Effective Time.  Following the Effective Time, Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall terminate.

1.2.         Closing.  The closing of the Merger (the “Closing”) shall occur at 10:00 a.m., local time, on the first Business Day after the satisfaction or waiver of the conditions set forth in Article VI, other than those conditions that, by their nature, are to be satisfied at the Closing, or such other time and date as Parent and Company shall agree in writing, unless this Agreement has been theretofore terminated pursuant to its terms (the actual time and date of the Closing is referred to as the “Closing Date”).  The Closing shall be held at the offices of Company, or such other place as Parent and Company shall agree in writing.

1.3.         Effective Time.  At the Closing, the parties hereto shall (a) file articles of merger (the “Articles of Merger”) with the Department of State of the Commonwealth of Pennsylvania in such form as is required by, and executed in accordance with, the relevant provisions of the PBCL and (b) make all other filings or recordings required by the PBCL to effectuate the Merger.  The Merger shall become effective at such time as the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania or at such subsequent date and time as Company and Merger Sub shall agree and specify in the Articles of Merger (the date and time that the Merger becomes effective is referred to as the “Effective Time”).

1.4.         Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of Section 1929 of the PBCL.

1.5.         Articles of Incorporation.  At the Effective Time, the Amended and Restated Articles of Incorporation of Company shall be amended and restated in their entirety in accordance with Exhibit D until thereafter amended in accordance with the PBCL and as provided in such Articles of Incorporation.

1.6.         Bylaws.  At the Effective Time, the Second Amended and Restated Bylaws of Company shall be amended and restated in their entirety in accordance with Exhibit E until thereafter amended in accordance with the PBCL and as provided in such Bylaws.

1.7.         Officers and Directors.  As of the Effective Time, the persons listed on Schedule 1.7 to the Company Disclosure Schedule shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.8.         Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any shares of Company

Common Stock or any shares of common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”):

(a)           Each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.8(c)) shall be converted into the right to receive an amount in cash equal to $7.00, without interest (the “Merger Consideration”).

(b)           All shares of Company Common Stock shall cease to be outstanding and shall be automatically canceled and retired and shall cease to exist, and each holder of a certificate that, immediately prior to the Effective Time, represented any shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except as otherwise expressly provided in this Agreement or by applicable Law.

(c)           All shares of Company Common Stock that are owned directly or indirectly by Parent or any Subsidiary thereof, Merger Sub, Company or any Subsidiary thereof at the Effective Time shall be automatically canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d)           Each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation, and the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

1.9.         Company Stock Options and Warrant. Prior to the Effective Time, Company shall take, and cause the Board of Directors of Company or any committee administering the Company Stock Plans to adopt resolutions approving the taking of, all actions (including, without limitation, obtaining all necessary consents and providing all necessary notices) to provide that:

(a)           all outstanding Company Stock Options heretofore granted under the MEDecision, Inc. Amended and Restated Stock Option Plan, whether or not then exercisable or vested, and all outstanding Company Stock Options under the 2006 Equity Incentive Plan, other than the Company Stock Options set forth on Schedule 1.9 to the Company Disclosure Schedule (the “Remaining Unvested Options”), whether or not then exercisable or vested, shall cease to represent, upon the Effective Time, a right to acquire shares of Company Common Stock and shall be converted, in settlement and cancellation thereof, into the right to receive, immediately after the Effective Time, a lump sum cash payment by the Surviving Corporation of an amount equal to (i) the excess, if any, of (A) the per share Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised (the “Option Merger Consideration”);

(b)           the Remaining Unvested Options shall terminate as of the Effective Time and shall cease to represent, as of the Effective Time, a right to acquire shares of Company Common Stock, and will otherwise be treated in the manner set forth on Schedule 1.9 to the Company Disclosure Schedule;

(c)           Company shall use its reasonable best efforts to obtain from the holder of the Warrant an irrevocable notice to exercise the Warrant simultaneously with the consummation of the Merger such that the holder thereof receives at the Effective Time, subject to Section 2.8, a lump sum cash payment from Parent or the Surviving Corporation of an amount equal to (i) the excess of (A) the per share Merger Consideration over (B) the exercise price per share of the Warrant, multiplied by (ii) the number of shares of Company Common Stock for which such Warrant shall not theretofore have been exercised (the “Warrant Merger Consideration”);

(d)           the Company Stock Plans shall terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock or other equity interests of Company or any of its Subsidiaries, other than the Warrant, shall be canceled, effective upon the Effective Time, without any liability on the part of Company or any of its Subsidiaries (except as otherwise expressly provided in this Agreement); and

(e)           no Person shall have any right under the Company Stock Plans or under any other plan, program, agreement or arrangement with respect to equity interests of Company or any of its Subsidiaries (except as otherwise expressly provided in this Agreement) at and after the Effective Time.

(f)            Reasonably promptly after the Effective Time (but in no event later than the time of the second general employee payroll payment made by the Surviving Corporation following the Effective Time, except to the extent appropriate payment instructions for particular Persons are not reasonably accessible by such time), the Surviving Corporation or Parent shall pay the holders of Company Stock Options the cash payments specified in this Section 1.9.  No interest shall be paid or accrue on such cash payments.  To the extent the Surviving Corporation or Parent is required or entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Stock Options with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (collectively, the “Code”), or any provision of any other Tax Law, the amounts so withheld and paid over to the appropriate taxing authority by the Surviving Corporation or Parent, any amounts deducted in accordance with the terms of any benefit plan (such as 401(k) plan contributions), and any amounts deducted in accordance with applicable Law or any Order (such as child support payments), as the case may be, shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Stock Options in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.  Company shall cooperate with Parent, and keep Parent fully informed, with respect to all resolutions, actions and consents that Company intends to adopt, take and obtain in connection with the matters described in this Section 1.9.  Without limitation, Company shall provide Parent with a reasonable opportunity to review and comment on all such resolutions and consents.

1.10.       Certain Adjustments.  If, between the date of this Agreement and the Effective Time, (a) the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, (b) a stock dividend or dividend payable in any other securities of Company shall be declared with a record date within such period, (c) any other securities of Company shall be declared with a record date within such period or (d) any similar event shall have occurred, then the Merger Consideration shall be appropriately adjusted to provide the holders of shares of Company Common Stock (and Company Stock Options and the Warrant) the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE II
CONVERSION OF SHARES

2.1.         Paying Agent.  At the Effective Time, Parent and the Surviving Corporation shall designate, and enter into an agreement with, such bank or trust company reasonably acceptable to Company to act as paying agent in the Merger (the “Paying Agent”), which agreement shall provide that Parent and the Surviving Corporation shall deposit with the Paying Agent at the Effective Time, for the benefit of the holders of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration pursuant to Section 1.8(a), cash sufficient to effect the payment of the Merger Consideration to which such holders are entitled pursuant to Section 1.8(a).

2.2.         Payment Procedures.  As soon as reasonably practicable after the Effective Time (but no later than five Business Days after the Effective Time), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock that were converted into the right to receive Merger Consideration pursuant to Section 1.8(a) (the “Certificates”) (a) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such a form and have such other provisions as Parent may reasonably specify) and (b) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as Parent may appoint, together with such letter of transmittal, duly executed and completed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate shall be entitled to receive, and the Paying Agent or such other agent or agents as Parent may appoint shall promptly pay (subject to the provisions of this Article II), the Merger Consideration in exchange for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled.  No interest shall be paid or accrue on the Merger Consideration.  If any portion of the Merger Consideration is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, then it shall be a condition to the payment of such Merger Consideration that (i) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (ii) the Person requesting such payment shall have (A) paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or (B) established to the satisfaction of Parent that any such Taxes either have been paid or are not payable.  Until surrendered as contemplated by this Section 2.2, each Certificate (other than a Certificate representing shares of Company Common Stock cancelled in accordance with Section 1.8(c)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without interest, into which the shares of

Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 1.8(a).

2.3.         No Further Ownership Rights in Company Common Stock.  All consideration paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to any obligation of the Surviving Corporation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been authorized or made with respect to shares of Company Common Stock which remain unpaid or unsatisfied at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, the Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by applicable Law.

2.4.         Undistributed Merger Consideration.  Any portion of the funds made available to the Paying Agent pursuant to Section 2.1 that remains undistributed to holders of Certificates on the date that is one year after the Effective Time shall be delivered to the Surviving Corporation or its designee, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the Merger Consideration to which such holders are entitled pursuant to Section 1.8(a) and this Article II.  Any portion of the funds made available to the Paying Agent pursuant to Section 2.1 that remains unclaimed by holders of Certificates on the date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

2.5.         No Liability.  None of Parent, Merger Sub, Company, the Surviving Corporation, the Paying Agent or their respective representatives shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.6.         Investment of Merger Consideration.  The Paying Agent shall invest the funds made available to the Paying Agent pursuant to Section 2.1 as directed by Parent on a daily basis; provided, however, that such investments shall only be in direct obligations of, or obligations directly guaranteed by, the United States or money market funds investing solely in the foregoing.  No such gain or loss thereon shall affect the amounts payable to holders of Certificates pursuant to Section 1.8(a) and this Article II.  Any interest and other income resulting from such investments shall be the property of, and shall promptly be paid to, the Surviving Corporation.  To the extent that there are losses with respect to such investments, such that the funds available to the Paying Agent pursuant to Section 2.1 diminish below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Corporation shall promptly replace or restore the portion of such funds lost through investments so as to ensure that such funds are, at all times, maintained at a level sufficient to make such payments.

2.7.         Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable pursuant to this Agreement in respect of the shares of Company Common Stock represented by such Certificate.

2.8.         Withholding Rights.  The Surviving Corporation and Parent shall be entitled, and shall be entitled to direct the Paying Agent, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock (or the Warrant) such amounts as Parent or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of any other Tax Law.  To the extent that amounts are so deducted and withheld by the Surviving Corporation or Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock (or the Warrant) in respect of which such deduction and withholding was made by the Surviving Corporation or Parent.

2.9.         Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company or Merger Sub, all deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Company or Merger Sub, all other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation all right, title and interest in, to and under all of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger and the other transactions contemplated by this Agreement.

2.10.       Stock Transfer Books.  The stock transfer books of Company shall be closed immediately upon the Effective Time, and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of Company.  At or after the Effective Time, any Certificates presented to the Paying Agent, Parent or the Surviving Corporation for any reason shall, subject to compliance with the provisions of this Article II by the holder thereof, be converted into the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the Disclosure Schedule delivered by the Company to Parent and Merger Sub prior to the execution and delivery of this Agreement, after giving effect to Section 8.14 (the “Company Disclosure Schedule”), Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1.         Organization and Qualification.  Each of Company and its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has full corporate or other power and authority to own, operate and lease the properties owned or used by it and to carry on its business as and where such is now being conducted.  Each of Company and its Subsidiaries is duly licensed or qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, other than in such jurisdictions where the failure to be so licensed or qualified, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect.  Attached to Schedule 3.1 to the Company Disclosure Schedule are correct and complete copies of the respective Articles of Incorporation and Bylaws (or similar organizational documents) of Company and each of its Subsidiaries, including any amendments thereto or restatements thereof, as presently in effect.

3.2.         Capitalization.  As of the date of this Agreement, the authorized capital stock of Company consists entirely of (a) 100,000,000 shares of Company Common Stock, of which 16,339,969 shares of Company Common Stock are issued and outstanding and no shares of Company Common Stock are held in the treasury of Company, and (b) 10,000,000 shares of Preferred Stock, no par value per share, of Company, none of which are issued and outstanding or held in the treasury of Company.  All issued and outstanding shares of capital stock of Company and its Subsidiaries are validly issued, fully paid and nonassessable.  As of the date of this Agreement, there are outstanding options to acquire shares of Company Common Stock from Company representing in the aggregate the right to acquire 2,236,390 shares of Company Common Stock (collectively, the “Company Stock Options”) under the MEDecision, Inc. Amended and Restated Stock Option Plan (the “Amended and Restated Stock Option Plan”) and MEDecision, Inc. 2006 Equity Incentive Plan (the “2006 Equity Incentive Plan” and together with the Amended and Restated Stock Option Plan, collectively, the “Company Stock Plans”) and there is an outstanding Warrant for the Purchase of Common Stock, dated June 1, 1999, in favor of Commerce Bank/Pennsylvania, N.A. representing in the aggregate the right to acquire 50,000 shares of Company Common Stock (the “Warrant”).  Schedule 3.2 to the Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of the number of shares of Company Common Stock subject to Company Stock Options and Warrant or other rights to purchase or receive Company Common Stock granted under the Company Stock Plans or otherwise and the holders, the dates of grant, the exercise prices, the expiration dates and the vesting schedules thereof and the Company Stock Plan under which such Company Stock Options were granted.  No bonds, debentures, notes or other indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of capital stock of Company may vote (“Company Voting Debt”) are issued or outstanding.  There are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of Company or any of its Subsidiaries.  Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of Company have been issued or reserved for issuance or are outstanding, other than the shares of Company Common Stock reserved for issuance under the Company Stock Plans and the Warrant.  Except as set forth above, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, restricted stock, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Company or any of its Subsidiaries is a party or by which any of them is bound (a) obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Company or any of its Subsidiaries or any Company Voting Debt, (b) obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (c) giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of capital stock of Company or any of its Subsidiaries.  Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock and other equity interests of its Subsidiaries, free and clear of all liens, pledges, charges, encumbrances and other security interests of any nature whatsoever (collectively, “Liens”).  A correct and complete list of all of Company’s Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or other equity interests owned by Company or another of its Subsidiaries, is set forth in Schedule 3.2 to the Company Disclosure Schedule.  A correct and complete list of all corporations, partnerships, limited liability companies, associations and other entities (excluding Company’s Subsidiaries) in which Company or any Subsidiary of Company owns any joint venture, partnership, strategic alliance or similar interest, together with the jurisdiction of incorporation or organization of each such entity and the percentage of each such entity’s outstanding capital stock or other equity interests owned by Company or any of its Subsidiaries, is set forth in Schedule 3.2 to the Company Disclosure Schedule.  Except for its interest in the Subsidiaries, joint venture or similar entities as set forth in Schedule 3.2 to the Company Disclosure Schedule, Company does not own, directly or indirectly, any capital stock, equity membership interest, partnership interest, joint venture interest or other equity interest in any Person.  Neither Company nor any of its Subsidiaries is obligated to make any contribution to the capital of, make any loan to or guarantee the debts of any joint venture or similar entity set forth in Schedule 3.2 to the Company Disclosure Schedule.

3.3.         Authorization.  Company has full corporate power and authority to execute and deliver this Agreement, the Voting Agreements and the Employment Agreements (the Voting Agreements and the Employment Agreements are collectively referred to herein as the “Ancillary Agreements”) and to consummate the transactions contemplated hereby and thereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by the affirmative vote of a majority of the votes cast by all holders of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Requisite Shareholder Vote”).  The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, and no other corporate proceedings on the part of Company or its shareholders are necessary to authorize this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, other than the adoption of this Agreement by the Company Requisite Shareholder Vote.  This Agreement and the Ancillary Agreements have been duly executed and delivered by Company and constitute valid and legally binding obligations of Company enforceable in accordance with their respective terms and conditions, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

3.4.         No Violation.

(a)           The execution and delivery of this Agreement and the Ancillary Agreements by Company do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby by Company will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a payment to any other Person under, or result in the creation of a Lien on, or the loss of, any assets of Company or any of its Subsidiaries, including Company Intellectual Property, pursuant to, (i) any provision of the articles of incorporation, bylaws or similar organizational documents of Company or any of its Subsidiaries or (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Schedule 3.4(a) to the Company Disclosure Schedule, any written or oral agreement, contract, loan or credit agreement, employment or severance agreement (including the Employment Agreements), note, mortgage, bond, indenture, lease, benefit plan, permit, franchise, license or other instrument or arrangement (each, a “Contract”) to which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound, excluding the Contracts described in clause (iii) below, or any judgment, injunction, ruling, order or decree (each, an “Order”) or any constitution, treaty, statute, law, principle of common law, ordinance, rule or regulation of any Governmental Entity (each, a “Law”) applicable to Company or any of its Subsidiaries or their respective properties or assets, except, in the case of this clause (ii), as (A) individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company or (B) would not prevent or materially delay the consummation of the transactions contemplated hereby, or (iii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Schedule 3.4(a) to the Company Disclosure Schedule, any Contract to which Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound that provides for or otherwise relates to any of the joint venture, partnership, strategic alliance or similar arrangements described on Schedule 3.2 to the Company Disclosure Schedule.

(b)           No consent, approval, Order or authorization of, or registration, declaration or filing with, any supranational, national, state, provincial, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority (each, a “Governmental Entity”) or any other Person is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Ancillary Agreements by Company or the consummation of the Merger and the other transactions contemplated hereby or thereby, except for those required under or in relation to (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) state securities or “blue sky” Laws, (iii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) the PBCL with respect to the filing of the Articles of Merger, (v) the rules and regulations of The Nasdaq Stock Market and (vi) such consents, approvals, Orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not or would not reasonably be expected to have a

Material Adverse Effect on Company.  Consents, approvals, Orders, authorizations, registrations, declarations and filings required under or in relation to any of clauses (i) through (v) above are referred to as the “Necessary Consents.”

3.5.         Filings with the SEC; Financial Statements; Sarbanes-Oxley Act.

(a)           Company has timely filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2005 (collectively, including all exhibits thereto, the “Company SEC Reports”).  No Subsidiary of Company is, or ever has been, required to file any registration statement, prospectus, report, schedule, form, statement or other document with the SEC.  None of the Company SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  All of the Company SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act.

(b)           Each of the financial statements (including the related notes and schedules thereto) of Company included in the Company SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q under the Exchange Act and the rules and regulations of the SEC referred to therein) applied on a consistent basis during the periods and the dates involved (except as may be indicated in the notes thereto) (“GAAP”) and fairly present, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Company and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, subject, in the case of the unaudited interim financial statements, to the absence of notes and normal year-end adjustments that have not been and are not expected to be material in amount.

(c)           Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, Company and its Subsidiaries have no liabilities, absolute or contingent, other than liabilities incurred in the ordinary course of business consistent with past practice after December 31, 2007 that, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company.

(d)           Each of the principal executive officer and the principal financial officer of Company (or each former principal executive officer and former principal financial officer of Company, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the Company SEC Reports, and Company has delivered to Parent copies (or summaries) of any disclosure made by Company’s management to

Company’s auditors and the audit committee of Company’s Board of Directors referred to in such certifications.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings ascribed to such terms in the Sarbanes-Oxley Act of 2002.

(e)           Company and each of its Subsidiaries maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that Company and its Subsidiaries maintain records that in reasonable detail accurately and fairly reflect their respective transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are executed only in accordance with authorizations of management and the Board of Directors of Company and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Company’s and its Subsidiaries’ assets that could have a material effect on Company’s financial statements.  To the extent required by applicable Law, Company has disclosed, in any applicable Company SEC Report that is a report on Form 10-K or Form 10-Q or any amendment thereto, any change in Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, Company’s internal control over financial reporting.  Company has disclosed to Company’s auditors and the audit committee of Company’s Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting.

(f)            Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Company, including its consolidated Subsidiaries, is made known to its principal executive officer and principal financial officer.  Company has evaluated the effectiveness of Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Report that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(g)           As of the date of this Agreement, to the knowledge of Company, there is no accounting rule, opinion, standard, consensus or pronouncement applicable to Company or any of its Subsidiaries adopted by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force, the Public Company Accounting Oversight Board or any similar body that Company or any of its Subsidiaries has not implemented as of the date of this Agreement and that, if so implemented, would reasonably be expected to have a Material Adverse Effect on Company.

3.6.         Proxy Statement.  None of the information contained or incorporated by reference in the Proxy Statement will, on the date on which it is first mailed to Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

3.7.         Board Approval; Vote Required; Takeover Statutes; Absence of Dissenters Rights.

(a)           The Board of Directors of Company, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Company Board Approval”), has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Company and its shareholders, (ii) approved this Agreement, the Merger and the Ancillary Agreements and the other transactions contemplated hereby and thereby and (iii) recommended that the shareholders of Company adopt this Agreement and the Merger and directed that such matter be submitted to a vote by Company’s shareholders at the Company Shareholders Meeting.  The Company Requisite Shareholder Vote is the only vote of the Company’s shareholders necessary (under applicable Law or otherwise) to approve this Agreement, the Merger, the Ancillary Agreements or the other transactions contemplated hereby or thereby.

(b)           The Board of Directors of the Company has approved the Merger, this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby within the meaning of Sections 2538(b)(1) and 2555(1) of the PBCL, and Section 2538(a) of the PBCL is inapplicable to this Agreement and the Merger.  The Board of Directors of the Company has taken all necessary action so that all other applicable provisions of Sections 2538 through 2588 inclusive of the PBCL and any other similar anti-takeover statute or regulation enacted under U.S. state or federal Laws applicable to the transactions contemplated by this Agreement (each, a “Takeover Statute”) will not apply to this Agreement, the Merger or the other transactions contemplated hereby.

(c)           The Merger will not entitle any holder of Company Common Stock to any “dissenters rights” as such term is used under the PBCL.

3.8.         Absence of Certain Changes.  Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, since December 31, 2007, (a) Company and its Subsidiaries have conducted their respective businesses only in the ordinary course, (b) there has not been any action taken by Company or any of its Subsidiaries that would have required the consent of Parent under Section 5.1 if such action was taken after the date of this Agreement, (c) there has not been any change, event, development, condition, occurrence or combination of changes, events, developments, conditions or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Company and (d) neither Company nor any of its Subsidiaries has increased the compensation or benefits of, or granted or paid any benefits to, any director, officer or other employee, or taken any similar action, except, in the case of this clause (d), to the extent required under the terms of any agreements, trusts, plans, funds or other arrangements disclosed in the Company SEC Reports filed prior to the date of this Agreement.

3.9.         Litigation; Orders.  Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as disclosed on Schedule 3.9 to the Company Disclosure Schedule, there is no claim, action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative, pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries or any of their respective officers or directors (in such capacity) or any of their respective businesses or assets, at law or in equity, before or by any Governmental Entity or arbitrator that, individually or in the aggregate, would or would reasonably be expected to result in losses, damages, penalties, costs or expenses to Company or any of its Subsidiaries in excess of $250,000.  Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, none of Company, any of its Subsidiaries or any of their respective businesses or assets is subject to any Order of any Governmental Entity.

3.10.       Permits; Compliance with Laws.  Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement and except as, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company, Company and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, Orders and approvals of all Governmental Entities that are necessary or advisable for the operation of their respective businesses as now being conducted (collectively, the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of Company, threatened.  Company and its Subsidiaries are in compliance with the terms of Company Permits, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Company.  Company and its Subsidiaries are in compliance with all Laws, except for instances of noncompliance where neither the costs to comply nor the failure to comply, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Company.  Except as set forth in Schedule 3.10 to the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has received any written notice of noncompliance with respect to any Laws.  Without limitation, during the five years prior to the date of this Agreement, none of Company, any of its Subsidiaries or any director, officer, employee, agent or other Person associated with or acting on behalf of Company or any of its Subsidiaries has, directly or indirectly:  (a) used any funds of Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Company or any of its Subsidiaries; (c) violated any provision that would result in a violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law; (d) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries; (e) made any fraudulent entry on the books or records of Company or any of its Subsidiaries; or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries.

3.11.       Tax Matters.

(a)           Company is the common parent of an affiliated group of corporations under Section 1504 of the Code filing consolidated federal income tax returns on a taxable year ending December 31.

(b)           All Taxes due and owing by Company and its Subsidiaries (whether or not shown on any Tax Return) have been timely paid.  The unaudited consolidated balance sheet of Company and its Subsidiaries for the fiscal quarter ended March 31, 2008 included in the Company SEC Reports (the “Recent Balance Sheet”) reflects adequate reserves or accruals for Taxes not yet due and owing.  Since the date of the Recent Balance Sheet, neither Company nor any of its Subsidiaries has incurred any Taxes other than Taxes incurred in the ordinary course of business consistent in type and amount with past practices of Company or such Subsidiary.

(c)           Each of Company and its Subsidiaries has timely filed all material Tax Returns required to be filed by them, and all such Tax Returns were and are correct and complete in all material respects.

(d)           Company and its Subsidiaries have duly withheld, collected and timely paid all Taxes they were required to withhold, collect and pay relating to amounts paid or owing to any employee, independent contractor, creditor, shareholder, payee or other Person.  All material information Tax Returns and payee statements required to be filed or furnished by Company and its Subsidiaries have been timely filed and furnished, and were correct and complete in all material respects.

(e)           Schedule 3.11(e) to the Company Disclosure Schedule lists all federal, state, local and foreign income Tax Returns filed by Company and its Subsidiaries for taxable periods ended on or after December 31, 2003, indicates those Tax Returns that have been or are under audit and the status of the audit.  Company has delivered to Parent correct and complete copies of all such Tax Returns, and all examination reports and notices of deficiencies or proposed adjustments received since December 31, 2003.

(f)            No claim has been made in writing (or, to Company’s knowledge, orally) by any taxing authority in a jurisdiction where Company or any of its Subsidiaries does not file Tax Returns that Company or any of its Subsidiaries is or may be subject to Tax or required to file a Tax Return in such jurisdiction, except for those instances where neither the imposition of any such Tax nor the filing of any such Tax Return (and the obligation to pay the Taxes reflected thereon), individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company.  Other than as noted in Schedule 3.11(e) to the Company Disclosure Schedule, none of the Company and its Subsidiaries is the subject of or involved in any audit, examination, request for information, or administrative or judicial proceeding relating to Taxes, or has received any written (or, to Company’s knowledge, oral) notice from Government Authority of any plan or intention to open an audit or examination, or has received any notice of deficiency, assessment, or proposed assessment or adjustment of Taxes that has not been paid.   There are no outstanding waivers or comparable consents that have been given by Company or any of its Subsidiaries regarding the application of the statute of limitations with respect to any Taxes or Tax Returns that has not expired.  Neither Company nor any of its Subsidiaries, nor any of their assets, is subject to any Liens for Taxes.

(g)           Neither Company nor any of its Subsidiaries has requested or received a Tax ruling, private letter ruling, technical advice memorandum, competent authority relief or similar agreement or entered into a closing agreement or contract with any taxing authority that, in each case, remains outstanding or effective.  Neither Company nor any of its Subsidiaries is subject to a merger, acquisition, Tax sharing, allocation, indemnification or similar agreement (except such agreements as are solely between Company and its Subsidiaries) pursuant to which it could have an obligation to make a payment to any Person in respect of Taxes.  None of the Company and its Subsidiaries has any liability for the Taxes of any Person (other than the Company and Subsidiaries) under Treasury Reg. §1.1502-6 or similar provisions of state, local or non-U.S. Tax Laws, or as a transferee or successor.  None of the Company and its Subsidiaries have granted any power of attorney that is currently in force with respect to any Tax matter.

(h)           Company has never been a member of an Affiliated group of corporations that filed a consolidated tax return except for groups for which it was the parent corporation.  Each of Company’s Subsidiaries has never been a member of an Affiliated group of corporations that filed a consolidated tax return except for groups of which Company was the parent corporation.  No Affiliated group of corporations of which Company has been a member has discontinued filing consolidated returns during the past five years.

(i)            Neither Company nor any of its Subsidiaries is participating or has participated in, or taken a Tax Return position relating to, any reportable transaction or listed transaction within the meaning of Treas. Regs. §1.6011-4 of the Code.  Company and each of its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.  Except as set forth on Schedule 3.11(i) to the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has received a Tax opinion with respect to any transaction relating to Company or any of its Subsidiaries other than a transaction in the ordinary course of business.  Neither Company nor any of its Subsidiaries is the direct or indirect beneficiary of a guarantee of Tax benefits or any other arrangement that has the same economic effect with respect to any transaction or Tax opinion relating to Company or any of its Subsidiaries.  Neither Company nor any of its Subsidiaries is a party to an understanding or arrangement described in Section 6111(d) or Section 6662(d)(2)(C)(iii) of the Code.  Neither Company nor any of its Subsidiaries is a party to a lease arrangement involving a defeasance of rent, interest or principal.

(j)            Neither Company nor any of its Subsidiaries has ever been the “distributing corporation” or a “controlled corporation” (within the meaning of Section 355 of the Code) in a transaction described in Section 355 of the Code.

(k)           Company has not been a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) at any time during the past five (5) years.

3.12.       Environmental Matters.

(a)           Company and each of its Subsidiaries are in compliance with, and face no liability under, any and all applicable Laws, Orders and permits relating to pollution, protection of the environment or human health, occupational safety and health or sanitation, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended, and all other applicable Laws and Orders relating to emissions, spills, discharges, generation, storage, leaks, injection, leaching, seepage, releases or threatened releases of Hazardous Substances into the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, together with any plan, permit, notice or demand letter issued, entered, promulgated or approved thereunder (collectively, “Environmental Laws”), except for failures to be in compliance that, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect.  Neither Company nor any of its Subsidiaries has received any written notice of (i) any violation of an Environmental Law or (ii) the institution of any claim, action, suit, proceeding, investigation or inquiry by any Governmental Entity or other Person alleging that Company or any of its Subsidiaries may be in violation of or liable under any Environmental Law.

(b)           Neither Company nor any of its Subsidiaries has (i) placed, held, located, released, transported or disposed of any Hazardous Substances on, under, from or at any of the properties currently or previously owned, leased, occupied or operated by Company or any of its Subsidiaries, except in a manner that, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company, (ii)  any liability for any Hazardous Substance disposal or contamination on any of Company’s or any of its Subsidiaries’ owned or leased properties or any other properties that, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Company, (iii) reason to know of the presence of any Hazardous Substances on, under or at any of Company’s or any of its Subsidiaries’ owned or leased properties but arising from the conduct of operations on Company’s or any of its Subsidiaries’ owned or leased properties or any other properties, except in a manner that, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company, or (iv) received any written notice of (A) any actual or potential liability for the response to or remediation of Hazardous Substances at or arising from any of Company’s or any of its Subsidiaries’ owned or leased properties or any other properties or (B) any actual or potential liability for the costs of response to or remediation of Hazardous Substances at or arising from any of Company’s or any of its Subsidiaries’ owned or leased properties, in the case of both subclause (A) and (B), that, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Company.

(c)           Company has provided Parent with correct and complete copies of all environmental reports, studies, audits, test data, compliance assessments and permits in the possession of Company or any of its Subsidiaries or their agents, representatives or consultants relating to properties currently or formerly owned, leased, occupied or operated by Company or any of its Subsidiaries.

(d)           No Environmental Law imposes any obligation on Company or any of its Subsidiaries arising out of or as a condition to any transaction contemplated hereby, including any requirement to modify or transfer any Company Permit, any requirements to file any notice or other submission with any Governmental Entity, the placement of any notice, acknowledgement, or covenant in any land records, or the modification of or provision of notice under any agreement or consent Order.

3.13.       Intellectual Property.

(a)           Company and its Subsidiaries have good title to all Intellectual Property Rights that are owned by Company or any of its Subsidiaries (the “Company Intellectual Property”).  All rights in Company Intellectual Property are subsisting, valid and enforceable, and except as expressly provided herein, all Company Intellectual Property is free and clear of all liens by a third party.  All filings necessary to maintain the effectiveness of all registered Company Intellectual Property have been made.  Company and its Subsidiaries have sufficient rights to use all Intellectual Property Rights that are necessary for the Company or any of its subsidiaries in the conduct of their respective businesses.  To conduct the business of Company and its Subsidiaries as presently conducted, neither Company nor any of its Subsidiaries requires any Intellectual Property Rights that Company and its Subsidiaries do not already own or license.  Company has no knowledge of any infringement or misappropriation by others of Intellectual Property Rights owned or used by Company or any of its Subsidiaries.  The conduct of the businesses of Company and its Subsidiaries does not infringe on or misappropriate any Intellectual Property Rights of others.  Except as set forth on Schedule 3.13(a), the consummation of the transactions contemplated hereby, including the Merger, will not impair any rights of Company or any of its Subsidiaries in, to or under any Company Intellectual Property or Intellectual Property Rights used by or licensed to Company or any of its subsidiaries.

(b)           No claims with respect to Company Intellectual Property are pending or, to the knowledge of Company or any of its Subsidiaries, threatened by any Person (i) to the effect that the manufacture, sale or use of any product, process or service as now used or offered or proposed for use or sale by Company or any of its Subsidiaries infringes on any Intellectual Property Rights of any Person, (ii) against the use by Company or any of its Subsidiaries of any Company Intellectual Property or (iii) challenging the ownership, validity, enforceability or effectiveness of any Company Intellectual Property.

(c)           Schedule 3.13(c) to the Company Disclosure Schedule lists all software which is owned, licensed, leased or otherwise used by the Company and/or any of its Subsidiaries (other than “off-the-shelf” software which is licensed pursuant to customary non-negotiated licenses where the aggregate value of all licenses of the same or similar software is less than $5,000) (collectively, the “Software”), and for each item identifies (i) whether it is owned, licensed, or leased, (ii) who the owner is, (iii) if applicable, who the licensee is under the applicable license from the owner; and (iv) if applicable, the particular license agreement(s) and sublicense agreement(s) pursuant to which the Company and/or any of its Subsidiaries obtained their rights.

(d)           The Company and its Subsidiaries have at all times complied with all applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of the operations of the Company or any of its Subsidiaries and all rules, policies and procedures established by the Company or any of its Subsidiaries from time to time with respect to the foregoing.

(e)           All current and former employees of Company and its Subsidiaries have executed agreements agreeing that all Intellectual Property rights made, conceived, discovered, or developed by the employee, at any time during the term of the employee’s employment, are the sole and exclusive property of the Company or its Subsidiaries.  Except as set forth on Schedule 3.13(e) to the Company Disclosure Schedule, all consultants and independent contractors currently and formerly under contract with, or used by, Company or its Subsidiaries in connection with products or services currently or previously, or reasonably expected to be in the foreseeable future, sold, provided or licensed by Company or any of its Subsidiaries have executed an agreement that all Intellectual Property rights made, conceived, discovered, or developed by the consultant or independent contractor in connection with the work performed for the Company or its Subsidiaries are the sole and exclusive property of the Company or its Subsidiaries.

3.14.       Employee Benefits.

(a)           Schedule 3.14(a) to the Company Disclosure Schedule sets forth a correct and complete list of all “employee benefit plans,” as defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”) and all other incentive compensation, fringe or benefit plan, program, policy, commitments or arrangements that are maintained by Company, any of its Subsidiaries or any entity within the same “controlled group” as Company or any of its Subsidiaries within the meaning of Section 4001(a)(14) of ERISA (each, an “ERISA Affiliate”) or to which Company, any of its Subsidiaries or any ERISA Affiliate is obligated to contribute, for current or former employees or directors (or dependents or beneficiaries thereof) of Company, any of its Subsidiaries or any ERISA Affiliate (collectively, the “Employee Benefit Plans”), or under which the Company or any ERISA Affiliate has or may have any liability or funding obligation.  Neither the Company nor any of its Subsidiaries or ERISA Affiliates has any current or contingent obligation to contribute to, or current or contingent liability under, any employee benefit plan, program or arrangement (1) sponsored by any other Person, (2) that is a “multiemployer plan” (as that term is defined in Section 4001(a)(3) of ERISA or any other plan subject to Title IV of ERISA, (3) that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA, or (4) that is a multiple employer plan (as that term is defined in Section 413(c) of the Code) or a multiple employer welfare arrangement (as that term is defined in Section 3(40) of ERISA).  The Company has made available to Parent complete and correct copies of (i) each Employee Benefit Plan, (ii) the two most recent annual reports required to be filed, or such similar reports, statements, information returns, or material correspondence required to be filed with the Internal Revenue Service, United States Department of Labor, or other Governmental Entity, if any, with respect to each Employee Benefit Plan (including reports filed on Form 5500 with all accompanying schedules), (iii) the most recent summary plan description, if any, and all summary of material modifications, prepared for each Employee Benefit Plan, (iv) each trust agreement, annuity contract, insurance contract or other agreements or documents relating to the funding of, or payment of benefits under, each Employee Benefit Plan, (v) the most recent determination, notification or opinion letter or similar document issued by the Internal Revenue

Service or other Government Entity for each Employee Benefit Plan intended to meet the requirements of Section 401(a) of the Code and any pending application for such a letter, (vi) copies of all contracts or other agreements with third party service providers to any Employee Benefit Plan, and (vii) the two most recent actuarial valuations, if any, for each Employee Benefit Plan.

(b)           All participant and other data necessary to administer each Employee Benefit Plan is in the possession of the Company and is in a form that is sufficient for the proper administration of such Employee Benefit Plan in accordance with its terms and applicable Law and such data is complete and accurate in all material respects.  All reports, returns, and similar documents with respect to all Employee Benefit Plans required to be filed with any Governmental Entity or distributed to participants have been duly and timely filed or distributed.

(c)           The Internal Revenue Service has issued a currently effective favorable determination, notification or opinion letter with respect to the form of each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401 of the Code, and each trust maintained pursuant thereto has been determined to be exempt from federal income taxation under Section 501 of the Code by the IRS.  Each such Employee Benefit Plan has been timely amended since the date of the latest favorable determination, notification or opinion letter to reflect changes required by changes in (or the remedial amendment period under Section 401(b) of the Code has not yet expired with respect to such changes in) applicable Laws.  Nothing has occurred with respect to the operation of any such Employee Benefit Plan that is reasonably likely to cause the loss of such qualification or exemption or the imposition of any liability (other than liabilities for benefit claims), penalty or excise tax under ERISA or the Code or the assertion of claims by “participants” (as that term is defined in Section 3(7) of ERISA) other than routine benefit claims.  Neither Company nor any of its Subsidiaries or ERISA Affiliates has utilized the Employee Plans Compliance Resolution System for any qualification failure of any Employee Benefit Plan.

(d)           None of Company, its Subsidiaries, the officers or directors of Company or any of its Subsidiaries or the Employee Benefits Plans that are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof has engaged in a non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Company, any of its Subsidiaries or any officer or director of Company or any of its Subsidiaries to any tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Sections 409 or 502 of ERISA.

(e)           There are no claims (except claims for benefits payable in the ordinary course of business and proceedings with respect to qualified domestic relations orders), suits or proceedings pending or, to the knowledge of Company, threatened against or involving any Employee Benefit Plan, asserting any rights or claims to benefits under any Employee Benefit Plan or asserting any claims against any administrator, fiduciary or sponsor thereof.  There are no pending or, to the knowledge of Company, threatened investigations by any Governmental Entity involving any Employee Benefit Plans.  There are no “leased employees” (as such term is defined in Section 414(n) of the Code) of the Company or any of its Subsidiaries or ERISA Affiliates.

(f)            All Employee Benefit Plans have been established, maintained and administered in accordance with their terms and with all provisions of applicable Laws, including ERISA and the Code, except for instances of noncompliance where the failure to comply, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company.  All contributions or premiums required to be made to, or benefit liabilities arising under the terms of, each Employee Benefit Plan for all periods have been made or adequately reserved for or have been disclosed as liabilities on Company’s financial statements as included in the Company SEC Documents.  No Employee Benefit Plan, or any insurance contract related thereto, requires or permits retroactive increases in premiums or payments on termination of such insurance contract.

(g)           Each Employee Benefit Plan that is a “non-qualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code (“409A Plan”) has been operated in compliance with Section 409A of the Code since January 1, 2005, based on a good faith, reasonable interpretation of (i) Section 409A of the Code, (ii) the proposed and final regulations issued thereunder, or (iii) IRS Notice 2005-1, as modified.  Each 409A Plan has, or may prior to January 1, 2009, be amended to fully comply with the requirements of the final regulations promulgated under Section 409A of the Code.  No Employee Benefit Plan that would be a 409A Plan but for the effective date provisions applicable to Section 409A of the Code as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (“AJCA”) has been “materially modified” within the meaning of Section 885(d)(2)(B) of AJCA after October 3, 2004 or has been operated in violation of Section 409A.

(h)           None of the Employee Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any Person except as required by applicable Law and neither the Company nor any of its Subsidiaries or ERISA Affiliates has represented, promised, or contracted to provide such retiree benefits to any employee, former employee, director, consultant or other Person, except as required by applicable Law.

(i)            Except as otherwise contemplated by this Agreement or disclosed on Schedule 3.14 to the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will:  (i)  increase any benefits otherwise payable under any Employee Benefit Plan; (ii) result in any acceleration of the time of payment or vesting of any such benefits; (iii) further limit or further prohibit the ability to amend or terminate any Employee Benefit Plan; (iv)  require the funding of any trust or other funding vehicle; or (v) renew or extend the term of any agreement in respect of compensation for an employee of Company or any of its Subsidiaries that would create any liability to Company, any of its Subsidiaries, Parent or the Surviving Corporation or their respective Affiliates after consummation of the Merger.

(j)            Neither Company nor any of its Subsidiaries have made any payment in the fiscal year in which the Merger will occur, or have a current obligation to make or will incur an obligation as a result of the transactions contemplated by this Agreement to make any payments that will not be deductible because of Section 162(m) or Section 280G of the Code.  No employee of the Company or any of its Subsidiaries or ERISA Affiliates is entitled to any gross-up, make-whole, or other additional payment from Company with respect to taxes, interests or penalties imposed under Section 409A of the Code.

(k)           None of Company, any of its Subsidiaries or any ERISA Affiliate has communicated to any current or former employee or director any intention or commitment to establish or implement any additional Employee Benefit Plan or to amend or modify, in any material respect, any existing Employee Benefit Plan.

(l)            With respect to each Employee Benefit Plan that is subject to the Law of any jurisdiction other than the United States (a “Foreign Benefit Plan”), except as, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company, (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices, (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan, and no transaction contemplated by this Agreement will cause such assets or insurance obligations to be less than such benefit obligations, (iii) all Foreign Benefit Plans have been maintained in accordance with their terms and all requirements of applicable Law, (iv) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate Governmental Entities and (v) to the extent any Foreign Benefit Plan is intended to qualify for special tax treatment, such Foreign Benefit Plan meets all requirements for such treatment.

3.15.       Labor Matters.

(a)           Neither Company nor any of its Subsidiaries is party to, or bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract with any labor union, labor organization or works council.  There are no labor agreements, collective bargaining agreements, or any other labor-related Contracts that pertain to any of the employees of Company or any of its Subsidiaries, except for the individual employment agreements set forth in Schedule 3.15(a) to the Company Disclosure Schedule.  No employees of Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with Company or any of its Subsidiaries.

(b)           No labor union, labor organization, works council or group of employees of Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of Company, threatened to be brought or filed with the National Labor Relations Board or any other Governmental Entity.  To the knowledge of Company, there are no organizational attempts by labor unions, labor organizations or works councils occurring with respect to any employees of Company or any of its Subsidiaries.

(c)           Except as set forth on Schedule 3.15(c) to the Company Disclosure Schedule, (i) there are no unfair labor practice charges or complaints against Company or any of its Subsidiaries pending or, to the knowledge of Company, threatened before the National Labor Relations Board or any other Governmental Entity, (ii) there are no labor strikes, slowdowns, stoppages, walkouts, lockouts or disputes pending or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries, (iii) there are no pending or, to the knowledge of Company, threatened grievances or arbitration proceedings against Company or any of its Subsidiaries arising out of or under any labor agreement, collective bargaining agreement, or any other labor-related Contract with any labor union, labor organization or works council and (iv) Company and its Subsidiaries have complied with any applicable regulations of the Office of Federal Contract Compliance Programs.  The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, require any consent or approval of, or any consultation with, any labor union, labor organization, works council or group of employees of Company or any of its Subsidiaries.

(d)           Each Person that has provided services to the Company or any of its Subsidiaries as an independent contractor in the prior six years has been properly classified as an independent contractor.

3.16.       Certain Contracts.

(a)           Except as set forth in Schedule 3.16 to the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or bound by any Contract that (i) involves or would reasonably be expected to involve aggregate annual payments by Company and/or its Subsidiaries in excess of $50,000 or its foreign currency equivalent as of the date of this Agreement or payments to the Company and/or its Subsidiaries in excess of $50,000 or its foreign currency equivalent as of the date of this Agreement (excluding purchase orders received and accepted by Company and/or its Subsidiaries in the ordinary course of business consistent with past practice), (ii) would be required to be filed with the SEC under Item 601 of Regulation S-K of the Exchange Act, (iii) materially restricts the conduct of any line of business by Company or any of its Subsidiaries or, after the Effective Time, would have the effect of materially restricting the conduct of any line of business by Parent or any of its Subsidiaries, including (without limitation) any covenant not to compete in any geographic area or with any Person or in any line of business, (iv) provides for or otherwise relates to joint venture, partnership, strategic alliance or similar arrangements, (v) is a license of Intellectual Property Rights to or from Company or any of its Subsidiaries that is material to the business of Company or any of its Subsidiaries; or (vi) is material to Company and its Subsidiaries taken as a whole.

(b)           Each Company Contract is valid and binding on Company and/or its Subsidiaries, as applicable, and in full force and effect.  Each of Company and its Subsidiaries and, to the knowledge of Company, the other Person or Persons thereto has in all material respects timely performed all of its obligations required to be performed by it under each Company Contract; provided, however, that no representation or warranty is made pursuant to the second sentence of this Section 3.16(b) with respect to the performance by Parent of its obligations under any Company Contract to which it is a party.

(c)           Except as set forth on Schedule 3.16(c), no customer of Company or any of its Subsidiaries that, individually or in the aggregate with its Affiliates, accounted for 5% or more of the consolidated revenues of Company and its Subsidiaries during the 12-month period preceding the date of this Agreement has cancelled or otherwise terminated or threatened to terminate its relationship with Company or any Subsidiary of Company.

3.17.       Real Property; Leaseholds.  Neither Company nor any of its Subsidiaries owns any real property.  Schedule 3.17 to the Company Disclosure Schedule sets forth a list of all real property leases (the “Real Property Leases”) to which Company or any of its Subsidiaries is a party.  Except as set forth on Schedule 3.17:

(a)           There are no leases, lettings, tenancies, or other rights or occupancy relating to any real property which the Company or any of its Subsidiaries possesses or controls, and there are no written or oral promises, understandings, agreements or commitments modifying or supplementing any Real Property Leases.  True and correct copies of the Real Property Leases (including all amendments thereto) have been provided by Company to Parent.

(b)           To Company’s knowledge, no portion of the real property leased pursuant to the Real Property Leases (the “Leased Real Property”) is subject to any pending condemnation proceeding by any public or quasi-public authority and, to Company’s knowledge, there is no threatened condemnation proceeding with respect thereto.

(c)           To Company’s knowledge, there is no litigation or proceeding pending involving the Leased Real Property.

(d)           Company has not received any notice of any proceedings, now pending or threatened, pertaining to an increase in the assessed valuation of the Leased Real Property.

(e)           All Leased Real Property is in use and in a condition that complies in all material respects with all applicable zoning codes, municipal codes, building codes and any other applicable Law.

(f)            There are now in full force and effect duly issued certificates of occupancy permitting the Leased Real Property and improvements located thereon to be legally used and occupied as the same are now constituted.

(g)           All of the Leased Real Property has rights of access to dedicated public highways.  The Company has not received notice from any Governmental Entity of any action which would prohibit or adversely affect the ordinary rights of access to and from the Leased Real Property from and to the existing adjacent highways and roads.

(h)           To the Company’s knowledge, there are no claims made by any third party of adverse possession or prescriptive rights involving any of the Leased Real Property.

(i)            None of the Leased Real Property is located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any Law.

(j)            No public improvements have been commenced and to Company’s knowledge none are planned which in either case may result in special assessments against or otherwise materially adversely affect any Leased Real Property.

(k)           Each of the Real Property Leases is in full force and effect, constitutes a valid and binding obligation of Company or any Subsidiary which is a party thereto and, to Company’s knowledge, all other parties thereto, and is enforceable in accordance with its terms.

(l)            Company and each of its Subsidiaries has paid, performed and observed all of the material terms, covenants, conditions and obligations under the Real Property Leases to which it is a party and there are no events which have occurred that with the giving of notice or the passage of time or both, would result in a default by Company or any of its Subsidiaries under any of the Real Property Leases.  Neither Company nor any of its Subsidiaries has received any notice of any default related to any of the Real Property Leases, and no party currently has the right to cancel or terminate any of the Real Property Leases.

(m)          Neither the Company nor any of its Subsidiaries is a landlord pursuant to any of the Real Property Leases or otherwise.

3.18.       Properties and Assets.  Each of Company and its Subsidiaries owns good and marketable title to the properties and assets that are material to its business (other than assets held under valid leases or licenses), free and clear of all Liens, except those Liens for Taxes not yet due and payable and such other Liens or minor imperfections of title, if any, that do not materially detract from the value or interfere with the present use of the affected property or asset.  Such properties and assets, together with all properties and assets held by Company and its Subsidiaries under leases or licenses, include all tangible and intangible property, assets, Contracts and rights necessary or required for the operation of the business of Company and its Subsidiaries as presently conducted.

3.19.       Insurance.

(a)           All material insurance policies covering the Company and its Subsidiaries are maintained, and have been maintained for the preceding three (3) calendar years, with reputable and solvent insurance carriers with an A.M. Best rating of (A-) or higher.  Such policies provide full and adequate coverage for all normal risks incident to the respective businesses, properties and assets of Company and its Subsidiaries and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards.

(b)           Schedule 3.19 to the Company Disclosure Schedule sets forth a correct and complete list of all policies of (1) commercial property, commercial auto, liability (including, but not limited to, commercial general liability, professional liability, directors and officers liability, employment practices liability and fiduciary liability) and workers compensation and employers liability insurance currently maintained by the Company or its Subsidiaries at any time during the preceding three (3) calendar years; (2) all “occurrence-based” liability insurance policies maintained by the Company or its Subsidiaries at any time during the preceding three (3)

calendar years; and (3) all insurance policies under which the Company or its Subsidiaries have any open claims (collectively, the “Insurance Policies”).

Schedule 3.19 to the Company Disclosure Schedule includes the following information with respect to each of the Insurance Policies:  (1) a description of the type of coverage provided; (2) a list of all applicable limits and deductibles/retentions; (3) the name of the insurer underwriting each of the Insurance Policies; (4) the policy period; (5) identification of any of the Insurance Policies for which more than fifty percent (50%) of any applicable limit has been depleted, or which is reasonably expected to be depleted within 12 months of the effective date of this Agreement; and (6) the annual premium for all insurance policies that are currently in force.

(c)           Subject to their terms and conditions, each of the insurance polices on Schedule 3.19 to the Company Disclosure Schedule which shows a current policy period is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full, unless otherwise indicated in Schedule 3.19 to the Company Disclosure Schedule.  Except as indicated in Schedule 3.19 to the Company Disclosure Schedule, none of the Insurance Policies will terminate or lapse by reason of the transactions contemplated by this Agreement.  To the Company’s knowledge, it and its Subsidiaries, as applicable, have complied in all material respects with the provisions of each of the Insurance Policies under which they are an insured.  Except as indicated in Schedule 3.19 to the Company Disclosure Schedule, no insurer under any Insurance Policy has cancelled or generally disclaimed liability under any such policy or, to the Company’s knowledge, indicated any intent to do so or not to renew any such policy.  All material claims under the Insurance Policies have been filed in a timely fashion.

3.20.       Opinion of Financial Advisor.  Company has received the written opinion of Lazard Frères & Co. LLC, the Company’s sole financial advisor, to the effect that, as of the date hereof, and subject to the various assumptions and qualifications set forth in such opinion, the Merger Consideration to be received by the Company’s shareholders as provided herein is fair to such shareholders, from a financial point of view.  Company has delivered a copy of such opinion to Parent and Merger Sub.  Company has been authorized by Lazard Frères & Co. LLC to include such opinion in its entirety in the Proxy Statement.

3.21.       No Brokers or Finders.  With the exception of the engagement of Lazard Frères & Co. LLC by Company, none of Company and its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker, finder or agent with respect to the transactions contemplated hereby.  Company has provided Parent with a correct and complete copy of any engagement letter or other Contract between Company and Lazard Frères & Co. LLC relating to the Merger and the other transactions contemplated hereby.

3.22.       Affiliate Transaction.  Schedule 3.22 to the Company Disclosure Schedule sets forth a correct and complete list of all leases, contracts, agreements or other arrangements (whether written or oral) between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of Company, on the other hand.  Schedule 3.22 to the Company Disclosure Schedule also sets forth a correct and complete description of all obligations of any Affiliate of Company to Company and all obligations of Company to any Affiliate of Company.  No Affiliate of Company has any direct or indirect interest in (i) any entity that does business with

Company or any of its Subsidiaries or is competitive with the business of Company or any of its Subsidiaries or (ii) any property, asset or right that is used by Company or any of its Subsidiaries in the conduct of its respective business.

3.23.       Representations Complete.  Except for the representations and warranties contained in this Article III, neither Company nor any of its Subsidiaries makes any express or implied representation or warranty on behalf of Company or its Subsidiaries to Parent or Merger Sub hereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to Company as follows:

4.1.         Organization and Qualification.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has full corporate power and authority to own, operate and lease the properties owned or used by it and to carry on its business as and where such is now being conducted.   Each of Parent and Merger Sub is duly licensed or qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, other than in such jurisdictions where the failure to be so licensed or qualified, individually or in the aggregate, would not or would not reasonably be expected to prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

4.2.         Authorization.  Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and the Voting Agreements and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Voting Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent, Merger Sub or their respective policyholders or shareholders, as the case may be, are necessary to authorize this Agreement and the Voting Agreements and to consummate the transactions contemplated hereby and thereby.  This Agreement and the Voting Agreements have been duly executed and delivered by Parent and Merger Sub and constitute valid and legally binding obligations of Parent and Merger Sub enforceable in accordance with their respective terms and conditions, subject to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

4.3.         No Violation.

(a)           The execution and delivery of this Agreement and the Voting Agreements by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby by Parent and Merger Sub will not, conflict with or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result by its terms in the, termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a payment to any other Person under, or result in the creation of a Lien on, or the loss of, any assets of Parent or any of its Subsidiaries pursuant to, (i) any provision of the articles of incorporation, bylaws or similar organizational documents of Parent or any of its Subsidiaries or (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Section 4.4(b), any Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound or any Order or Law applicable to Parent or any of its Subsidiaries or their respective properties or assets, except, in the case of this clause (ii), as would not prevent or materially delay the consummation of the transactions contemplated hereby.

(b)           No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Voting Agreements by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby and thereby, except for the Necessary Consents, the consents set forth on Schedule 4.3(b), and as required under or in relation to Regulatory Laws.

4.4.         Available Funds.  Parent and Merger Sub have available to them all funds necessary for the payment of the Merger Consideration, Option Merger Consideration and Warrant Merger Consideration upon the consummation of the transactions contemplated hereby.

4.5.         Information Supplied.  None of the information to be supplied in writing by Parent or Merger Sub specifically for inclusion in the Proxy Statement (as hereinafter defined) will, on the date it is first mailed to the holders of Company Common Stock and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.6.         Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no other business activities.

4.7.         Legal Proceedings.  As of the date of this Agreement, there is no pending or, to Parent’s knowledge, threatened, legal or administrative proceeding, suit, investigation or action against Parent or Merger Sub by or before any Governmental Entity that would or would reasonably be expected to prevent or materially delay consummation of the transactions contemplated by this Agreement.

4.8.         Representations Complete.  Except for the representations and warranties contained in this Article IV, neither Parent (or any of its Subsidiaries) nor Merger Sub makes any express or implied representation or warranty on behalf of Parent (or any of its Subsidiaries) or Merger Sub to Company or any of its Subsidiaries hereunder.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1.         Covenants of Company.  Company covenants and agrees that, during the period commencing on the date of this Agreement and continuing until the Effective Time, except as (i) specifically contemplated or permitted by this Agreement or Schedule 5.1 to the Company Disclosure Schedule, (ii) approved in advance by Parent and Merger Sub in writing (which consent in the case of paragraphs 5.1(e), (h), (i), (l) and (m) below only, shall not be unreasonably withheld or conditioned), provided, that for purposes of this Section 5.1, a failure of Parent to respond to a written request for consent from Company within seven Business Days of actual receipt of such written request shall be deemed to constitute consent to such request, or (iii) required pursuant to applicable Law, provided that prior written notice has been delivered to Parent and that the taking of any said action required pursuant to applicable Law is not the result of any breach by Company or any of its Subsidiaries of any representation, warranty or covenant thereof contained in this Agreement.

(a)           Ordinary Course.  Company shall, and shall cause each of its Subsidiaries to, conduct their respective businesses only in, and not take any action except in, the ordinary and usual course of business and in a manner consistent in all material respects with past practice.  Company shall, and shall cause each of its Subsidiaries to, use their respective reasonable best efforts to preserve intact the business organization of Company and its Subsidiaries, to keep available the services of their respective present officers, employees and consultants and to preserve the goodwill of those having business relationships with Company and its Subsidiaries.

(b)           Governing Documents.  Company shall not, and shall not permit any of its Subsidiaries to, make any change or amendment to (i) their respective articles of incorporation, bylaws or similar organizational documents or (ii) any material term of any outstanding security issued by the Company or any of its Subsidiaries.

(c)           Dividends.  Company shall not, and shall not permit any of its Subsidiaries to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or other property) with respect to any shares of the capital stock or any other voting securities of any of them, other than dividends and distributions by a direct or indirect wholly-owned Subsidiary of Company to its immediate parent.

(d)           Changes in Share Capital.  Company shall not, and shall not permit any of its Subsidiaries to, purchase or redeem any shares of the capital stock or any other securities of any of them or any rights, warrants or options to acquire any such shares or other securities, or adjust, split, combine or reclassify any of the capital stock or any other securities of any of them or make any other changes in any of their capital structures; provided, however that the foregoing shall not prohibit (i) the exercise of the Warrant or Company Stock Options in accordance with their respective terms and the issuance of Common Stock pursuant thereto or (ii) Company from cancelling any Company Stock Options pursuant to the terms of the Company Stock Plans or applicable employment or option agreement in the event an employee terminates employment with the Company.

(e)           Employee Benefit Plans.  Company shall not, and shall not permit any of its Subsidiaries to, (i) amend any provision of any Employee Benefit Plan, (ii) adopt or enter into any arrangement that would be an Employee Benefit Plan or (iii) increase the compensation or benefits of, or grant or pay any additional benefits (other than those which are in existence on the date hereof and which have been disclosed in writing to Parent) to, any director, officer or employee, or take any similar action, except, in the case of this clause (iii), to the extent expressly required under the terms of this Agreement (including the accelerated vesting of Company Stock Options contemplated by Section 1.9), any agreements, trusts, plans, funds or other arrangements disclosed in the Company SEC Reports filed or in effect prior to the date of this Agreement, or in the case of clause (i), required to comply with applicable Laws or preserve the intended tax treatment to Company of the plan or the payment of benefits by Company thereunder.

(f)            Issuance of Securities.  Except for the issuance of Company Common Stock upon the exercise of Company Stock Options and Warrant outstanding on the date of this Agreement in accordance with their current terms, Company shall not, and shall not permit any of its Subsidiaries to, (i) issue or sell any shares of capital stock or any other securities, including Company Voting Debt, of any of them, (ii) issue any securities convertible into or exchangeable for, or options, warrants to purchase, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or enter into any Contract with respect to the issuance of, any shares of capital stock or any other securities, including Company Voting Debt, of any of them, (iii) except as contemplated in Section 1.9, take any action to accelerate the vesting of any Company Common Stock Options, or (iv) take any action under the terms of the Company Stock Plans or otherwise with respect to Company Stock Options that is inconsistent with the treatment that Section 1.9 contemplates.

(g)           Indebtedness.  Except as set forth on Schedule 5.1(g) to the Company Disclosure Schedule, Company shall not, and shall not permit any of its Subsidiaries to, (i) assume any indebtedness or, except in the ordinary course of business for working capital purposes under Company’s and MEDecision Investment, Inc.’s Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank, dated December 12, 2007, as amended to date, incur or increase any indebtedness or (ii) except in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.  Company shall not, and shall not permit any of its Subsidiaries to, enter into any new credit agreements or enter into any amendments or modifications of any existing credit agreements.

(h)           No Acquisitions.  Company shall not, and shall not permit any of its Subsidiaries to, acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof or (ii) any assets, except for purchases of inventory items or supplies in the ordinary course of business consistent with past practice and capital expenditures in compliance with Section 5.1(l).

(i)            No Dispositions.  Company shall not, and shall not permit any of its Subsidiaries to, lease, mortgage or otherwise encumber, or sell, transfer or otherwise dispose of, any of its properties or assets (including capital stock of Subsidiaries of Company), except for sales of inventory items in the ordinary course of business consistent with past practice.

(j)            Tax Elections.  Company shall not, and shall not permit any of its Subsidiaries to, (i) make any Tax election not previously made or terminate any Tax election previously made, waive any restriction on any assessment period relating to Taxes or settle or compromise any Tax Liability or refund, or (ii) change any aspect of Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, except as required by applicable Law.

(k)           Discharge of Liabilities.  Company shall not, and shall not permit any of its Subsidiaries to, (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise) except in the ordinary course of business consistent with past practice or in accordance with their terms or (ii) settle any claim, litigation, action, proceeding or investigation except in the ordinary course of business consistent with past practice, but subject to an aggregate maximum of $250,000, including all fees, costs and expenses associated therewith.

(l)            Capital Expenditures.  Company shall not, and shall not permit any of its Subsidiaries to, make any capital expenditures other than as reflected in Company’s capital expenditure budget, a correct and complete copy of which is part of Schedule 5.1 to the Company Disclosure Schedule.

(m)          Company Contracts.  Company shall not, and shall not permit any of its Subsidiaries to, enter into or terminate any Company Contract, or make any amendment to any Company Contract, other than renewals of Contracts without changes in terms that are materially adverse to Company and/or its Subsidiaries.

(n)           Insurance.  Company shall not, and shall not permit any of its Subsidiaries to, fail to use its reasonable best efforts to maintain in full force and effect the existing insurance policies, or to replace such insurance policies with reasonably comparable insurance policies, covering the Company and its Subsidiaries and their respective properties, assets and businesses (unless such coverage cannot be maintained on substantially similar terms, in which case the Company shall consult with Parent).

(o)           Accounting Methods.  Company shall not, and shall not permit any of its Subsidiaries to, implement or adopt any change in its accounting principles, practices or methods except to the extent required by GAAP.

(p)           Outsourcing.  Except pursuant to (i) Company Contracts in effect on the date hereof or renewed in accordance with Section 5.1(m) above, or (ii) immaterial agreements entered into in the ordinary course of business, consistent with past practice, which do not involve information technology systems or related matters, Company shall not, and shall not permit any of its Subsidiaries to, outsource any of their respective operations, including with respect to information technology systems.

(q)           Labor Matters.  Company shall not, and shall not permit any of its Subsidiaries to, enter into any negotiation with respect to, or adopt or amend in any respect, any collective bargaining agreement, labor agreement, work rule or practice, or any other labor-related agreement or arrangement.

(r)            Affiliate Agreements.  Except as set forth in Schedule 5.1(r) to the Company Disclosure Schedule, Company shall not, and shall not permit any of its Subsidiaries to, enter into, amend or modify any agreement or arrangement with any of its officers, directors, employees or any “affiliate” or “associate” of any of its officers or directors (as such terms are defined in Rule 405 under the Securities Act).

(s)           Tax-Sharing Agreements.  Company shall not, and shall not permit any of its Subsidiaries to, enter into any agreement, arrangement or contract to allocate, share or otherwise indemnify for Taxes.

(t)            Representations and Warranties.  Company shall not, and shall not permit any of its Subsidiaries to, take any action or omit to take any action that would, or is reasonably likely to, result in any of its representations and warranties contained in this Agreement becoming untrue, or in any of the conditions to the Merger set forth in Article VI of this Agreement not being satisfied.

(u)           No Related Actions.  Company shall not, and shall not permit any of its Subsidiaries to, (i) authorize or enter into any agreement, commitment or arrangement to do any of the foregoing, or (ii) authorize, recommend, propose or announce an intention to do any of the foregoing.

5.2.         Proxy Statement; Company Shareholders Meeting.

(a)           As soon as practicable after the date of this Agreement (but in any event no later than twenty (20) Business Days after the date of this Agreement), Company shall prepare and file with the SEC a proxy statement and related materials with respect to the Merger and the other transactions contemplated hereby (collectively, including all amendments or supplements thereto, the “Proxy Statement”).  Company shall ensure that the Proxy Statement complies as to form in all material respects with the applicable provisions of the Exchange Act.  Company, Parent and Merger Sub shall cooperate and consult with each other in preparation of the Proxy Statement.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC and mailed to its shareholders as promptly as practicable after its filing with the SEC.  Company shall, as promptly as practicable after receipt thereof, provide Parent with copies of all written comments, and advise Parent of all oral comments, with respect to the Proxy Statement received from the SEC.  If, at any time prior to the Effective Time, any information relating to Company, or any of its Subsidiaries, officers or directors, should be discovered by Parent or Company that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information shall promptly notify the other party hereto and, to the extent required by Law, Company shall promptly file with the SEC and disseminate to its shareholders an appropriate amendment or supplement describing such information.  Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Company shall (i) provide Parent with a reasonable opportunity to review and comment on such document or response and (ii) include in such document or response all reasonable comments that Parent proposes.  On the date of their filing or delivery, Company shall provide Parent with a copy of all such filings with, and all such responses delivered to, the SEC.  Notwithstanding anything to the contrary in this Agreement, no amendment or supplement (including by incorporation by reference) to the Proxy Statement shall be made without the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed.

(b)           Company shall, as soon as reasonably practicable, duly take all lawful action to call, give written notice of, convene and hold a meeting of its shareholders on a date mutually agreeable to Parent (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Requisite Shareholder Vote with respect to the transactions contemplated hereby and shall take all lawful action to solicit the approval of this Agreement by the Company Requisite Shareholder Vote.  The Board of Directors of Company shall unanimously recommend the adoption of this Agreement and the Merger by the shareholders of Company to the effect set forth in Section 3.7 (the “Company Recommendation”), and the Board of Directors of Company shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation or take any action or make any statement in connection with the Company Shareholders Meeting inconsistent with such recommendation, including a recommendation by Company’s Board of Directors of an Acquisition Proposal (collectively, a “Change in Company Recommendation”); provided, however, that the Board of Directors of Company may make a Change in Company Recommendation in accordance with, and subject to the limitations set forth in, Section 5.5.  Notwithstanding any Change in Company Recommendation or the existence of any Acquisition Proposal or any Superior Proposal, Company shall cause this Agreement to be submitted to its shareholders at the Company Shareholders Meeting for the purpose of adopting this Agreement and approving the transactions contemplated hereby, including the Merger.

5.3.         Access and Information.

(a)           Prior to the Effective Time, Company shall, and shall cause its Subsidiaries to, upon reasonable notice, afford Parent and its counsel, accountants, consultants and other authorized representatives full and complete access, during normal business hours, to the employees, properties, books and records of Company and its Subsidiaries so that they may have the opportunity to make such investigations of the business and affairs of Company and its Subsidiaries as they shall desire.  Company shall, and shall cause its Subsidiaries to, use reasonable efforts to afford Parent and its authorized Representatives similar access to the customers and clients of Company and its Subsidiaries.  Any such investigations shall not affect the representations and warranties made by Company in this Agreement.  Prior to their filing, Company shall furnish as promptly as practicable to Parent a copy of each registration statement, prospectus, report, schedule, form, statement and other document that will be filed by it or any of its Subsidiaries after the date of this Agreement pursuant to the requirements of federal or state securities Laws, The Nasdaq Stock Market or the PBCL.  Company shall cause its officers and employees, and the officers and employees of its Subsidiaries, in a manner consistent with the fulfillment of their ongoing duties and obligations, to furnish such additional financial and operating data and other information and respond to such inquiries as Parent, or its representatives, from time to time reasonably requests.

(b)           Prior to the Effective Time, Company shall promptly provide Parent with copies of all monthly and other interim financial statements of Company and/or any of its Subsidiaries as the same become available and shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Parent.  Company shall provide Parent with prompt written notice of any material change in the business or affairs of Company or any of its Subsidiaries and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) by Governmental Entities, or the institution or, to its knowledge, the threat of material litigation (including all litigation relating to the transactions contemplated hereby), and Company shall keep Parent fully informed of such events.

5.4.         Reasonable Best Efforts.

(a)           Each of Company and Parent shall cooperate with and assist the other party, and shall use its reasonable best efforts, to promptly (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) provide notice to any other Person, and obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any other Person, including any Governmental Entity, that are required under the terms of any Company Contract or are necessary, proper or advisable to consummate the Merger and other transactions contemplated hereby.  Each of Company and Parent shall not, and shall cause its Subsidiaries not to, take any action or omit to take any action where such action or omission would, or could reasonably be expected to, result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied or (B) a material delay in the satisfaction of such conditions.

(b)           In furtherance and not in limitation of the foregoing, each party hereto shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and appropriate filings under all other applicable Regulatory Laws with respect to the transactions contemplated hereby as promptly as practicable after the date of this Agreement, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other applicable Regulatory Laws and (iii) take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Regulatory Laws as soon as practicable.

(c)           In connection with this Section 5.4, the parties hereto shall (i) cooperate in all respects with each other in connection with any filing with, submission to, investigation by or inquiry by, any Governmental Entity, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case, regarding any of the transactions contemplated hereby and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent appropriate or permitted by the DOJ, the FTC or any other Governmental Entity or Person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case, regarding any of the transactions contemplated hereby.  Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Subsidiaries shall be required to dispose of or hold separate, or to agree to dispose of or hold separate or restrict its ownership and operation of, all or any portion of the business or assets of Parent and its Subsidiaries, including the Surviving Corporation and its Subsidiaries.

5.5.         Acquisition Proposals.

(a)           Until this Agreement has been terminated in accordance with Section 7.1 (and the payments, if any, required to be made in connection with such termination pursuant to Section 7.2(b) or 7.2(c) have been made), Company shall not, and shall not authorize or permit any of its Affiliates to, and shall cause its and its Affiliates’ respective officers, directors, employees, consultants, representatives and other agents, including investment bankers, attorneys, accountants and other advisors (collectively, the “Representatives”), not to, directly or indirectly, (1) encourage (including by way of furnishing or disclosing information), solicit, initiate, make or facilitate the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (2) participate in any way in discussions or negotiations with, or furnish or disclose any information to, any Person (other than Parent or any of its Subsidiaries) in connection with any Acquisition Proposal, (3) release or permit the release of any Person from, or waive or permit the waiver of any provisions of, or otherwise fail to exercise its rights under, any confidentiality, standstill or similar agreement to which Company is a party or under which Company has any rights with respect to the divestiture of the voting securities or any material portion of the assets of Company (except for any such agreement with Parent or any of its Subsidiaries), (4) effect a Change in Company Recommendation, (5) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (6) enter into any agreement, letter of intent, agreement-in-principle, acquisition agreement or other instrument contemplating or otherwise relating to any Acquisition Proposal or requiring Company to abandon, terminate or fail to consummate any of the transactions contemplated hereby, including the Merger.  Notwithstanding the foregoing, at any time prior to the time that the Company Requisite Shareholder Vote is obtained, Company and the Representatives may:

(i)            participate in discussions or negotiations with, or furnish or disclose nonpublic information to, any Person in response to an unsolicited, bona fide and written Acquisition Proposal that is submitted to Company by such Person after the date of this Agreement and prior to the time that the Company Requisite Shareholder Vote is obtained if and so long as (A) none of Company, any of its Affiliates or any of the Representatives has violated any of the provisions of this Section 5.5, (B) a majority of the members of the Board of Directors of Company determines in good faith after consultation with a nationally recognized financial advisor, that (I) such Person is reasonably capable of consummating a Superior Proposal taking into account the legal, financial, regulatory and other aspects of such Acquisition Proposal and (II) such Acquisition Proposal constitutes a Superior Proposal, (C) a majority of the members of the Board of Directors of Company determines in good faith, after consultation with its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable Law, (D) at least two (2) Business Days prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such Person, Company provides Parent with written notice of the identity of such Person and of Company’s intention to participate in discussions or negotiations with, or to furnish or disclose nonpublic information to, such Person, (E) prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such Person, Company receives from such Person an executed confidentiality and standstill agreement containing terms no less restrictive upon such Person, in any respect, than the terms applicable to Parent under the Confidentiality Agreement, which confidentiality and standstill agreement shall not provide such Person with any exclusive right to negotiate with Company or have the effect of prohibiting Company from satisfying its obligations under this Agreement, and (F) at least two (2) Business Days prior to furnishing or disclosing any nonpublic information to such Person, Company furnishes such information to Parent (to the extent such information has not been previously delivered or made available by Company to Parent); and

(ii)           approve or recommend, or enter into (and, in connection therewith, effect a Change in Company Recommendation), a definitive agreement with respect to an unsolicited, bona fide and written Acquisition Proposal that is submitted to Company after the date of this Agreement and prior to the time that the Company Requisite Shareholder Vote is obtained if and so long as (A) none of Company, any of its Affiliates or any of the Representatives has violated any of the provisions of this Section 5.5, (B) Company provides Parent with written notice indicating that Company, acting in good faith, believes that the Acquisition Proposal is reasonably likely to constitute a Superior Proposal and, therefore, plans to conduct a meeting of the Board of Directors of Company for the purpose of considering whether the Acquisition Proposal constitutes a Superior Proposal, which notice shall be delivered to Parent at least five Business Days prior to the date of such meeting of the Board of Directors of Company, (C) during the five Business Day period after Company provides Parent with the written notice described in clause (B) above, Company shall cause its financial and legal advisors to negotiate in good faith with Parent in an effort to make such adjustments to the terms and conditions of this Agreement such that the Acquisition Proposal would not constitute a Superior Proposal and, therefore, Company would be required to proceed with the transactions contemplated hereby on such adjusted terms, (D) notwithstanding the negotiations and adjustments pursuant to clause (C) above, the Board of Directors of Company makes the determination necessary for such Acquisition Proposal to constitute a Superior Proposal, (E) notwithstanding the negotiations and adjustments pursuant to clause (C) above, a majority of the members of the Board of Directors of Company determines in good faith, after consultation with its outside legal counsel, that failing to approve or recommend or enter into a definitive agreement with respect to such Acquisition Proposal would constitute a breach of its fiduciary duties under applicable Law, (F) Company does not approve or recommend or enter into a definitive agreement with respect to such Acquisition Proposal at any time before the date that is the second Business Day after Parent receives a written certification executed by the Chief Executive Officer of Company to the effect that the Board of Directors of Company has made the determinations described in clauses (D) and (E) above, (G) within two Business Days after Company provides Parent with the written notice described in clause (F) above, Parent does not make a written offer to adjust the terms and conditions of this Agreement or Parent does make a written offer to adjust the terms and conditions of this Agreement and a majority of the Board of Directors of Company determines in good faith, after consultation with a nationally recognized financial advisor and its outside legal counsel, that such written offer is not as favorable to Company’s shareholders from a financial point of view as the Acquisition Proposal then determined to be a Superior Proposal and (H) not later than the earlier of the approval or recommendation of, or the execution and delivery of a definitive agreement with respect to, any such Superior Proposal, Company (I) terminates this Agreement pursuant to Section 7.1(h), (II) makes the payments required to be made pursuant to Section 7.2(b), and (III) delivers to Parent a written certification duly executed from each other party to such Superior Proposal pursuant to which each such other party certifies that it is aware of the amounts payable under Section 7.2(b) and that it waives any right that it may have to contest the amounts so payable.

(b)           In addition to the obligations of Company set forth in Section 5.5(a), promptly after receipt thereof (but in no event later than 24 hours), Company shall provide Parent with written notice of (i) any request for information, any Acquisition Proposal or any inquiry, proposal, discussions or negotiations with respect to any Acquisition Proposal, (ii) the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussions or negotiations and (iii) the identity of the Person making any such Acquisition Proposal or such request, inquiry or proposal or with whom such discussions or negotiations are taking place, and Company shall promptly provide Parent with copies of any written materials received by Company in connection with any of the foregoing.  Company shall keep Parent fully informed of the status and general progress (including amendments or proposed amendments) of any such request or Acquisition Proposal and keep Parent fully informed as to the details of any information requested of or provided by Company and as to the details of all discussions or negotiations.  Without limiting Company’s obligations under Section 5.5(a), Company shall provide Parent with notice at least two (2) Business Days prior to (or such lesser notice as is provided to the members of the Board of Directors of Company) any meeting of the Board of Directors of Company at which the Board of Directors is reasonably expected to discuss or consider any Acquisition Proposal.

(c)           Company shall, and shall cause its Affiliates and the Representatives to, immediately cease all discussions or negotiations, if any, with any Person other than Parent and its Subsidiaries that may be ongoing as of the date of this Agreement with respect to any Acquisition Proposal.  Company shall immediately request each Person who has heretofore executed a confidentiality agreement in connection with its consideration of acquiring Company or any portion thereof (including any of its Subsidiaries) to return all nonpublic information heretofore furnished to such Person by or on behalf of Company.

(d)           Nothing contained in this Section 5.5 shall (i) prohibit Parent or any of its Subsidiaries from consummating the Merger or (ii) prohibit Company from complying with Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act with respect to an Acquisition Proposal so long as the requirements set forth in Sections 5.5(a), (b) and (c) are satisfied, provided that such Rules shall in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

(e)           Any violation of this Section 5.5 by Company’s Affiliates or the Representatives shall be deemed to be a breach of this Agreement by Company, whether or not such Affiliate or Representative is authorized to act and whether or not such Affiliate or Representative is purporting to act on behalf of Company.

(f)            Notwithstanding anything to the contrary contained in this Agreement, (i) the obligation of Company set forth in Section 5.2(b) to call, give notice of, convene and hold the Company Shareholders Meeting and to hold the vote of the holders of Company Common Stock on the approval of the Merger and the adoption of this Agreement at the Company Shareholders Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (whether or not a Superior Proposal), or by any change in Company Recommendation and (ii) in the event of any Change in Company Recommendation, Company shall nevertheless submit this Agreement and the Merger to a vote of the shareholders of Company.

5.6.         Indemnification; Directors and Officers Insurance.

(a)           For six years after the Effective Time, the Surviving Corporation shall maintain all existing rights of any current or former officer, director or employee of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in Company’s Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws (the “Charter Documents”) and the organizational documents of such Subsidiaries as in effect on the date hereof or the indemnification agreements entered into with such Indemnitees and identified on Schedule 5.6(a) hereto, as the case may be.  Without limiting the foregoing, for six years after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation (or any successor) shall contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the Indemnitees thereunder.  Parent and the Surviving Corporation shall honor all of its indemnification obligations existing as of the Effective Time.

(b)           After the Effective Time, each of Parent, Company, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.6, and, to the extent it will not impair a legally recognized privilege, shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)           The Company, in cooperation with Parent, shall purchase, effective as of the Effective Time, “tail” insurance coverage (“Tail Insurance”) with an extended reporting period of claims of six (6) years from the Effective Time, with at least the same coverage and policy limits as contained in, and containing terms and conditions that are no less favorable to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by, the Company’s directors’ and officers’ liability insurance coverage (including excess liability directors’ and officers’ liability insurance coverage) in force as of the date of this Agreement (“Current Insurance”).  Notwithstanding the preceding sentence, (i) the Tail Insurance shall only cover claims arising out of or relating to actual or alleged wrongful acts which occurred before or at the Effective Time and (ii) if the Tail Insurance is not available, or if the premium payable for the Tail Insurance would exceed 250% of the annual premiums for the Current Insurance and the Parent, after reasonable notice from Company, reasonably determines that Company should not purchase the Tail Insurance, Parent and the Surviving Corporation shall provide policies, issued by one or more reputable insurers, which contain substantially similar coverage for six (6) years from the Effective Time with respect to matters occurring prior to the Effective Time (“Alternative Insurance”); provided, however, that if the annual premiums for the Alternative Insurance in any year would exceed 125% of the annual premiums (the “Premium Cap”) for the Current Insurance, the Parent and Surviving Corporation shall obtain the most Alternative Insurance coverage available for such year for a premium equal to the Premium Cap.  If the Tail Insurance is obtained, the Surviving Corporation shall maintain such policy in full force and effect.

(d)           The provisions of this Section 5.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, and shall not impair any other rights to indemnification or contribution that any such Person may have by contract, under the Company Charter Documents, or the comparable organization documents of the Surviving Corporation or any of its Subsidiaries, under applicable Law, or otherwise.  Notwithstanding anything to the contrary contained herein, this Section 5.6 shall survive the Effective Time and the consummation of the transactions contemplated hereby indefinitely.  The obligations of Parent and the Surviving Corporation under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.6 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6).  Parent shall ensure that the Surviving Corporation complies with all of its obligations under this Section 5.6 and shall guarantee the obligations under Section 5.6(a) and 5.6(c).

(e)           After the Effective Time, in the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.6.

5.7.         Public Announcements.  Parent and Company shall consult with, and provide each other the reasonable opportunity to review and comment on, any press release relating to this Agreement or the transactions contemplated hereby, including the Merger, and shall not issue any such press release prior to such consultation except as shall be required by applicable Law or by obligations pursuant to any applicable listing agreement with any national securities exchange.

5.8.         Section 16 Matters.  Prior to the Effective Time, Company shall take all actions that are required to cause any dispositions of Company Common Stock (and derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.9.         State Takeover Laws.  If any Takeover Statute shall become applicable to the Merger or any of the other transactions contemplated hereby, then Company and the Board of Directors of Company shall grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use their reasonable best efforts to eliminate or minimize the effects of any such statute or similar Law on the Merger and the other transactions contemplated hereby.

5.10.       Notification of Certain Matters.  Parent shall use its reasonable best efforts to give prompt written notice to Company, and Company shall use its reasonable best efforts to give prompt written notice to Parent, of:  (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which such party is aware and that would be reasonably likely to cause (i) any representation or warranty made by such party in this Agreement to be untrue or inaccurate in any material respect or (ii) any covenant, condition or agreement made by such party in this Agreement not to be complied with or satisfied in all material respects, (b) any failure of such party to comply in a timely manner with any covenant or agreement to be complied with by it under this Agreement, (c) any condition which such party reasonably believes is not likely to be satisfied prior to Closing or (d) any change or event affecting such party that would have or would be reasonably likely to have a Material Adverse Effect on such party; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.

5.11.       Certain Litigation.  Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against Company or its officers or directors relating to the transactions contemplated hereby.  Company shall not agree to any compromise or settlement of such litigation without Parent’s consent.

5.12.       Confidentiality.  Each of Company and Parent acknowledges and confirms that (a) Company and Parent have entered into a Confidentiality Agreement, dated February 5, 2008

(the “Confidentiality Agreement”), (b) all information provided by each party hereto to the other party hereto pursuant to this Agreement is subject to the terms of the Confidentiality Agreement and (c) subject to Section 8.4(a) hereof, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and conditions, provided that Paragraph 9 of the Confidentiality Agreement shall be deemed deleted therefrom effective as of the date of this Agreement.

5.13.       Resignations.  Prior to the Effective Time, Company shall cause each member of the Board of Directors of Company to execute and deliver a letter, which shall not be revoked or amended prior to the Effective Time, effectuating his or her resignation as a director of Company effective immediately prior to the Effective Time.  Prior to the Effective Time, Company shall obtain the resignations of such directors or officers of its Subsidiaries as Parent shall request with reasonable advance notice.

5.14.       Delisting.  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NASDAQ Global Market and to terminate registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time of the Merger.

5.15.       Tax Compliance.

(a)           Income Taxes.  Company will not file prior to Closing any income Tax Returns required to be filed by the Company and its Subsidiaries for the taxable year ended December 31, 2007, which are not required to be filed prior to Closing, taking into account applicable extensions.  No later than August 10, 2008 Company shall prepare and provide to Parent correct and complete drafts of all income Tax Returns required to be filed by the Company and its Subsidiaries for the taxable year ended December 31, 2007 and which are not required to be filed prior to August 15, 2008, taking into account applicable extensions.  If the Company has income Tax Returns required to be filed by it and its Subsidiaries for the taxable year ended December 31, 2007 and such Tax Returns are due to be filed prior to August 15, 2008, taking into account applicable extensions, the Company will deliver correct and complete drafts to Parent at least ten days before the filing deadline for review and comment by Parent.  Company shall consider in good faith any Parent comments delivered within five (5) days of receipt of any such draft Tax Return, and shall timely file such Tax Return.  Company shall timely file all such Tax Returns which are due on or before the Closing Date, in accordance with such drafts and any accepted Parent comments.  Company and Subsidiaries shall also make timely and adequate estimated tax payments for the taxable year beginning January 1, 2008.  Prior to Closing, at Parent’s election, Company and Parent will enter into an agreement that will be effective on Closing to ratably allocate Company and Subsidiaries’ income for 2008 in accordance with Treas. Reg. sec. 1.1502-76(b)(2)(ii).  To the extent the termination of and payouts or accruals in respect of the Company Stock Options and Company Stock Plans pursuant to Section 1.9 hereof occur on the date on which Company becomes a member of Parent’s consolidated group for federal income tax purposes, Company and Parent agree that such transaction is properly allocable to the portion of such date after Parent’s acquisition of Company, and that pursuant to the “next day rule” in Treas. Reg. sec. 1.1502-76(b)(1)(ii)(B), Company and all Persons related to Company under Section 267 of the Code immediately after Parent’s acquisition of Company shall treat the transaction as occurring for all federal income tax purposes at the beginning of the day following the day on which Company becomes a member of Parent’s consolidated group.

(b)           Other Tax Returns.  At Parent’s request, Company shall provide Parent prior to filing drafts of all other Tax Returns (other than Tax Returns such as forms 941, 940 and similar type of filings) required to be filed by Company and Subsidiaries on or before Closing, and consider Parent’s comments in good faith prior to filing.

(c)           No Intermediary Transaction Tax Shelter.  Parent has not been engaged to act as an “intermediary” for another buyer desirous of purchasing the assets of Company, as described in Internal Revenue Service Notice 2001-16, 2001-1 C.B. 730.  If within 12 months after the Effective Date, Parent disposes of all or most of Company’s assets (“Sold Company Assets”) to one or more buyers in one or more transactions in which gain is recognized with respect to such sales, within the meaning of Internal Revenue Service Notice 2008-20, 2008-6 I.R.B. 406, and if all or most of the Company’s “Built-In Tax” as described in component one of Notice 2008-20 that would otherwise result from the disposition of the Sold Company Assets is offset or avoided or not paid, then Parent shall promptly notify such person as Company shall designate prior to Closing of such disposition(s), provided, however, that no such notice shall be required if any Internal Revenue Service Notice or other administrative pronouncement shall exempt or cause the Merger to be excluded from the purview of Notice 2001-16.

ARTICLE VI
CONDITIONS TO THE MERGER

6.1.         Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of Parent, Merger Sub and Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)           Shareholder Approval.  The Merger and this Agreement shall have been approved and adopted by the Company Requisite Shareholder Vote in accordance with applicable Law.

(b)           Legality.  No Law or Order (whether temporary, preliminary or permanent, but excluding Regulatory Laws and Orders arising thereunder or related thereto) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that is then in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger.

(c)           HSR Act and Certain Other Regulatory Approvals.  The waiting period applicable to the Merger under the HSR Act shall have expired or been terminated, and all actions by or in respect of, or filings with, any Governmental Entity under any other Regulatory Law that are required to permit the consummation of the Merger shall have been taken, made or obtained if and to the extent the failure to take such actions or make such filings is reasonably likely to result in an Order obligating the shareholders of Company to disgorge the Merger Consideration.

6.2.         Additional Conditions to Obligations of Parent and Merger Sub.  The respective obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of Company set forth in Sections 3.1, 3.2, 3.3, 3.7, 3.20 and 3.21 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically permitted by this Agreement and (ii) to the extent representations and warranties by their terms speak only as of a certain date, in which case such representations and warranties shall be true and correct as of such date; and each of the other representations and warranties of Company set forth in this Agreement (but without regard to any materiality qualifications or references to Material Adverse Effect contained in any representation or warranty) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (A) for changes specifically permitted by this Agreement, (B) to the extent representations and warranties by their terms speak only as of a certain date, in which case such representations and warranties shall be true and correct as of such date, and (C) where such failures of the representations and warranties to be true and correct in all respects, individually or in the aggregate, would not or would not reasonably be expected to have a Material Adverse Effect on Company.

(b)           Covenants.  Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)           Material Adverse Change.  Since December 31, 2007, there shall have been no event, change, effect, condition, fact, development or circumstance that, individually or in the aggregate, has had or could reasonably be expected to result in a Material Adverse Effect on Company.

(d)           Adjusted Net Cash.  Company and its Subsidiaries shall have Adjusted Net Cash as of the end of the month immediately prior to the Closing Date of not less than $5.9 million at July 31, 2008, $3.0 million at August 31, 2008, $1.5 million at September 30, 2008, ($900,000) at October 31, 2008, ($3.1 million) at November 30, 2008 or ($1.3 million) at December 31, 2008, as applicable, plus (1) 50% of the cash received by the Company and its Subsidiaries pursuant to contracts, agreements or arrangements entered into from and after the date of this Agreement, (2) 50% of the cash received by the Company and its Subsidiaries pursuant to contracts, agreements or arrangements in effect as of the date of this Agreement in excess of amounts required to be paid thereunder as of the date of this Agreement, and (3) cash proceeds from the exercise of Company Stock Options and the Warrant from and after the date of this Agreement.  For the purposes hereof, “Adjusted Net Cash” shall mean (i) the sum of cash, cash equivalents, fees and expenses paid to Lazard Freres & Co. LLC in accordance with the terms of its engagement letter with the Company relating to this Agreement and the transactions contemplated hereby, and Transaction Costs paid by the Company after the date of this Agreement but prior to the Closing Date, less (ii) indebtedness for borrowed money (excluding any capital lease obligations and related notes payable and excluding notes payable with respect to insurance premium financing).  For the purposes hereof, “Transaction Costs” shall mean expenses reasonably incurred by Company or any of its Subsidiaries in connection with the negotiation, preparation, execution and performance of this Agreement and related documentation, including printing fees, filing fees, fees and expenses of its legal and accounting advisors (but specifically excluding any fees or expenses paid or payable to Lazard Freres & Co. LLC) and any premiums paid by Company for the Tail Insurance.

(e)           Officer’s Certificate.  Company shall have delivered to Parent a certification of the Chief Executive Officer, the Chief Financial Officer or another executive officer (reasonably acceptable to Parent) of Company to the effect that each of the conditions specified in Sections 6.2(a), (b), (c) and (d) is satisfied in all respects.

(f)            Other Regulatory Approvals.  All actions, approvals or consents by or in respect of, or filings with, any Governmental Entity under any Law (other than the HSR Act) that are required to permit the consummation of the Merger (including those on Schedule 6.2(f)) shall have been taken, made or obtained, which actions, approvals or consents shall be in form and substance reasonably acceptable to Parent.

(g)           Absence of Litigation.  No claim, action, suit, arbitration, proceeding, investigation or inquiry shall have been commenced or threatened, and no investigation by any Governmental Entity shall have been commenced, against Parent, Merger Sub or Company or any of the directors, officers or other Affiliates of any of them, with respect to the transactions contemplated hereby that has a reasonable likelihood of, restraining or prohibiting the transaction contemplated hereby.

(h)           Third Party Consents.  Company shall have received, and delivered to Parent true and correct copies of, duly executed copies of the third-party consents, approvals, assignments, waivers, authorizations, permits or other certificates described in Schedule 6.2(h) to the Company Disclosure Schedule, each in form and substance reasonably acceptable to Parent.

(i)            Option Notices.  Company shall have delivered to Parent a copy of the notice delivered to each individual holding Company Stock Options under the Amended and Restated Stock Option Plan, as required by subsection (e) of each Notice of Grant issued under such plan.

(j)            Filing of Tax Returns.  All Tax Returns of Company and its Subsidiaries due (with regard to available extension periods) on or prior to the Closing Date shall have been filed with the proper Governmental Entity.

(k)           Intellectual Property Infringement.  Company shall have run the IP Amplifier program marketed by Palamida, Inc. against the products set forth on Schedule 6.2(k), and shall have delivered to Parent a certification of the Chief Executive Officer, the Chief Financial Officer or another executive officer (reasonably acceptable to Parent) of Company to the effect that none of such products has been identified by the IP Amplifier program as possessing material which violates or may violate the Intellectual Property Rights of any third party.

6.3.          Additional Conditions to Obligation of Company.  The obligation of Company to effect the Merger shall be further subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects (but without regard to any materiality qualifications contained in any representation or warranty) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically permitted by this Agreement, (ii) to the extent representations and warranties by their terms speak only as of a certain date, in which case such representations and warranties shall be true and correct as of such date, and (iii) where such failures of the representations and warranties to be true and correct in all respects, individually or in the aggregate, would not or would not reasonably be expected to prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(b)           Covenants.  Each of Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)           Officer’s Certificate.  Parent shall have delivered to Company a certification of the Chief Executive Officer, the Chief Financial Officer or another executive officer (reasonably acceptable to Company) of Parent to the effect that each of the conditions specified above in Sections 6.3(a) and (b) is satisfied in all respects.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1.         Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Requisite Shareholder Vote:

(a)           By mutual written consent of Company and Parent;

(b)           By either Parent or Company, if the Merger shall not have been consummated on or prior to November 30, 2008, or such other date as Parent and Company shall agree in writing (the “Termination Date”); provided, however, that (i) the Termination Date shall be automatically extended for a period not to exceed thirty (30) days to the extent necessary to obtain those approvals of Governmental Entities that are required to satisfy the condition set forth in Section 6.1(c) or 6.2(f) and (ii) the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been a substantial cause of, or substantially contributed to, the failure of the Merger to be consummated on or before the Termination Date;

(c)           By either Parent or Company, if (i) a Law shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby, (ii) an Order shall have been enacted, entered, promulgated or issued by a Governmental Entity permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby, and such Order shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have used its reasonable best efforts to remove such Order, or (iii) a Governmental Entity shall have failed to issue an Order or take any other action, and such denial of a request to issue such Order or take such other action shall have become final and non-appealable, that is necessary to fulfill the condition set forth in

Section 6.1(c) or 6.2(f); provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to any party whose failure to comply with Section 5.4 has been a substantial cause of, or substantially contributed to, such inaction; and provided further that the right to terminate this Agreement pursuant to this Section 7.1(c) shall apply only if the Law, Order or act or omission of the Governmental Entity, as the case may be, shall have caused the failure of any condition set forth in Article VI to be satisfied and the party hereto entitled to rely on such condition shall not elect to waive such condition;

(d)           By either Parent or Company, if the approval of the shareholders of Company by the Company Requisite Shareholder Vote shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or of any adjournment thereof at which a vote on such approval was taken; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Company where any act or omission of Company shall have been a substantial cause of, or substantially contributed to, the failure to obtain the Company Requisite Shareholder Vote;

(e)           By Parent, if all of the following shall have occurred:  (i) Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, (ii) such breach or failure to perform would entitle Parent not to consummate the Merger under Article VI, (iii) such breach or failure to perform is incapable of being cured by Company prior to the Termination Date or, if such breach or failure to perform is capable of being cured by Company prior to the Termination Date, Company shall not have cured such breach or failure to perform within 30 days after receipt of written notice thereof (but no later than the Termination Date) and (iv) Parent and Merger Sub are not in material breach of this Agreement;

(f)            By Company, if all of the following shall have occurred:  (i) Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, (ii) such breach or failure to perform would entitle Company not to consummate the Merger under Article VI, (iii) such breach or failure to perform is incapable of being cured by Parent prior to the Termination Date or, if such breach or failure to perform is capable of being cured by Parent prior to the Termination Date, Parent shall not have cured such breach or failure to perform within 30 days after receipt of written notice thereof (but no later than the Termination Date) and (iv) Company is not in material breach of this Agreement;

(g)           By Parent, if (i) the Board of Directors of Company shall have failed to make the Company Recommendation or effected a Change in Company Recommendation (or resolved or publicly proposed to take any such action), whether or not permitted by the terms of this Agreement, (ii) the Board of Directors of Company shall have failed to reconfirm the Company Recommendation within three Business Days after a written request by Parent to do so or (iii) the Company shall have materially breached its obligations under this Agreement by reason of a failure to call or hold the Company Shareholders Meeting in accordance with Section 5.2(b) or a failure to prepare and mail to its shareholders the Proxy Statement in accordance with Section 5.2(a);

(h)           By Company, if the Board of Directors of Company shall have approved or recommended, or Company shall have executed or entered into a definitive agreement with respect to, a Superior Proposal in compliance with Section 5.5(a)(ii); provided, however, that such termination under this Section 7.1(h) shall not be effective until Company has made the payments required by Section 7.2(b); or

(i)            By Parent, if any of the following have occurred:  (i) Company, any of its Affiliates or any of the Representatives shall have violated any of the provisions of Section 5.5; (ii) the Board of Directors of Company shall have recommended (or resolved or publicly proposed to recommend) to Company’s shareholders any Acquisition Proposal or Superior Proposal; or (iii) Company enters into any agreement, letter of intent, agreement in principle, acquisition agreement or other instrument (other than a confidentiality and standstill agreement as permitted pursuant to Section 5.5(a)(i)) contemplating or otherwise relating to any Acquisition Proposal or Superior Proposal or requiring Company to abandon, terminate or fail to consummate any of the transactions contemplated by this Agreement.

7.2.         Effect of Termination.

(a)           If this Agreement is terminated pursuant to Section 7.1, then this Agreement (other than as set forth in Section 5.12, this Section 7.2 and Article VIII, which provisions shall survive such termination) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives); provided, however, no such termination shall relieve Company from any obligation to pay, if applicable, the amounts described in Sections 7.2(b), 7.2(c) and 7.2(d) and neither Company nor Parent shall be relieved or released from any liabilities arising out of its willful breach of this Agreement.

(b)           If (i) Parent terminates this Agreement pursuant to Section 7.1(g) or 7.1(i), (ii) Company terminates this Agreement pursuant to Section 7.1(h), or (iii) Parent or Company terminates this Agreement pursuant to Section 7.1(b) without the Company Shareholders Meeting having occurred, Parent or Company terminates this Agreement pursuant to Section 7.1(d) or Parent terminates this Agreement pursuant to Section 7.1(e) and in the case of any such termination pursuant to Section 7.1(b), 7.1(d) or 7.1(e) (A) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been publicly announced or otherwise publicly communicated to the senior management, Board of Directors or shareholders of Company, and (B) prior to the date that is twelve months after the effective date of such termination, Company shall enter into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, then Company shall pay to Parent a termination fee equal to $6,000,000 (less any termination fee previously paid to Parent persuant to Section 7.2 (c)). Company shall satisfy its obligations under the preceding sentence by wire transfer of immediately available funds to an account that Parent designates (x) in the case of termination pursuant to clause (i) or (ii) above, not later than the date of such termination, and (y) in the case of clause (iii) above, not later than the date on which Company executes and delivers a definitive agreement with respect to (or, if earlier, consummates) an Acquisition Proposal.

(c)           If (i) Parent or Company terminates this Agreement pursuant to Section 7.1(b) without the Company Shareholders Meeting having occurred and circumstances exist such that the condition set forth in Section 6.2(c) would not have been satisfied at the time of such termination, (ii) Parent or Company terminates this Agreement pursuant to Section 7.1(d), or (iii) Parent terminates this Agreement pursuant to Section 7.1(e) and, in each of the cases described in clauses (i), (ii) and (iii) above, the provisions of Section 7.2(b) do not apply to any such termination, then Company shall pay to Parent a termination fee of $1,000,000 as reimbursement for expenses incurred by Parent in connection with the negotiation, preparation, execution and performance of this Agreement and related documentation.  Company shall satisfy its obligation under the preceding sentence by the wire transfer of immediately available funds to an account that Parent designates not later than the date of such termination.

(d)           Company acknowledges that the agreements contained in Sections 7.2(b) and 7.2(c) are an integral part of the transactions contemplated hereby and that, without these agreements, Parent and Merger Sub would not enter into this Agreement.  Accordingly, if Company fails to pay the amounts payable under Section 7.2(b) or 7.2(c), then Company shall pay to Parent and its Subsidiaries all costs and expenses (including attorneys’ fees and expenses) incurred by Parent and its Subsidiaries in connection with the collection of such overdue amounts and the enforcement by Parent of its rights under Section 7.2(b) or 7.2(c), together with interest on such overdue amounts at a rate per annum equal to the “prime rate” (as published in the Wall Street Journal, Eastern Edition) in effect on the date on which such payment was required to be made.

7.3.         Amendment.  This Agreement may be amended by Parent and Company, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Requisite Shareholder Vote is obtained, provided that, after the Company Requisite Shareholder Vote is obtained, no amendment shall be made that, by Law, requires further approval by the shareholders of any party hereto without such further approval.  This Agreement may not be amended except by a written instrument signed on behalf of each of the parties hereto.

7.4.         Waiver.  At any time before the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto under or pursuant to this Agreement, (b) waive any inaccuracies in the representations and warranties made by the other parties hereto in this Agreement or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements made by the other parties hereto, or any of the conditions benefiting such waiving party contained, in this Agreement.  Any agreement on the part of any party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in a written instrument signed on behalf of such party.

ARTICLE VIII
MISCELLANEOUS

8.1.         Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements contained in this Agreement or in any document delivered pursuant hereto shall survive the Effective Time, except that the Employment Agreements and the agreements of Parent, Merger Sub and Company that by their terms apply or are to be performed in whole or in part after the Effective Time and that are contained in Section 5.6, Section 5.15(c), Article VII and this Article VIII shall survive the Effective Time.

8.2.         Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expenses, except as otherwise provided in Sections 7.2(b), 7.2(c) and 7.2(d) and except that the filing fee in connection with any filing made under the HSR Act and all other applicable Regulatory Laws shall be paid by Parent.

8.3.         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given or made as of the date of receipt if delivered personally, sent by telecopier or facsimile (and sender shall bear the burden of proof of delivery), sent by overnight courier (providing proof of delivery) or sent by registered or certified mail (return receipt requested, postage prepaid), in each case, to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

If to Company:

MEDecision, Inc.

Chesterbrook Corporate Center

601 Lee Road

Wayne, PA 19087-5607

Attention: David St.Clair, Chairman & CEO

Facsimile:  (610) 540-0272

with copies to:

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

Attention: Barry M. Abelson

Facsimile:  (215) 981-4750

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

Attention: Brian M. Katz

Facsimile:  (215) 981-4750

If to Parent or Merger Sub:

Health Care Service Corporation

300 East Randolph Street

Chicago, IL 60601

Attention: Kenneth S. Avner, Senior Vice President & Chief Actuary

Facsimile:  (312) 540-4742

with copies to:

Health Care Service Corporation

300 East Randolph Street

Chicago, IL 60601

Attention: Deborah Dorman-Rodriguez, Senior Vice President & Chief Legal Officer

Facsimile:  (312) 540-0685

Foley & Lardner LLP

321 North Clark Street, Suite 2800

Chicago, IL 60610-4764

Attention: Todd B. Pfister

Facsimile:  (312) 832-4700

8.4.         Entire Agreement; No Third Party Beneficiaries.

(a)           This Agreement, the Confidentiality Agreement, the Voting Agreements and the Employment Agreements constitute the entire agreement, and supersede all prior understandings, agreements or representations, by or among the parties hereto with respect to the subject matter hereof; provided, however, the provisions of this Agreement shall supersede any conflicting provisions of the Confidentiality Agreement.

(b)           This Agreement, except for the provisions of Section  5.6 and Section 5.15(c), shall not confer any rights or remedies upon any Person other than the parties hereto and their respective permitted successors and permitted assigns.

8.5.         Assignment; Binding Effect.  No party hereto may assign this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written approval of the other parties hereto, and any attempted assignment without such prior written approval shall be void and without legal effect.  Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

8.6.         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any choice or conflict of law provision or rule.

8.7.         Severability.  If the term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, then all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

8.8.         Enforcement of Agreement.  The parties hereto agree that money damages or any other remedy at law would not be a sufficient or adequate remedy for any actual or threatened breach or violation of, or default under, this Agreement by any of them and that, in addition to all other available remedies, each aggrieved party shall be entitled, to the fullest extent permitted by Law, to an injunction restraining such actual or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

8.9.         Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.9.

8.10.       Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

8.11.       Headings.  The Article and Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

8.12.       Interpretation.

(a)           The parties acknowledge and agree that they may pursue judicial remedies at law or equity in the event of a dispute with respect to the interpretation or construction of this

Agreement.  In the event that an alternative dispute resolution procedure is provided for in any other agreement contemplated hereby, and there is a dispute with respect to the construction or interpretation of such agreement, the dispute resolution procedure provided for in such agreement shall be the procedure that shall apply with respect to the resolution of such dispute.

(b)           Any reference to any supranational, national, state, provincial, municipal, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.  The table of contents is for convenience of reference only, does not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to an Article, Section, Exhibit or Disclosure Schedule, such reference shall be to an Article, Section of or Exhibit or Disclosure Schedule to this Agreement unless otherwise indicated.  For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

(c)           No provision of this Agreement will be interpreted in favor of, or against, either party hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

8.13.       Definitions.  For purposes of this Agreement,

(a)           “Acquisition Proposal” shall mean any proposal or offer from any Person other than Parent or any of its Subsidiaries (in each case, whether or not in writing and whether or not delivered to the shareholders of Company generally) relating to (i) any direct or indirect acquisition or purchase of a business of Company or any of its Subsidiaries that constitute 15% or more of the consolidated revenues, net income or assets of Company or of 15% or more of any class of equity securities of Company or any of its Subsidiaries, (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities of Company, (iii) any merger, reorganization, share exchange, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving Company or any of its Subsidiaries, (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Merger.

(b)           “Affiliates” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the powers to direct or cause the direction of management or policies of a Person, through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(c)           “Business Day” shall mean any day on which banks are not required or authorized to close in the City of New York, New York.

(d)           “Company Contract” shall mean each of the following, whether or not set forth in the Company Disclosure Schedule:  (i) each Contract of the type described in Section 3.16(a); (ii) each Contract that constitutes an Employee Benefit Plan; and (iii) each Contract that Company has filed, or is required to file, as an exhibit to a report with the SEC under Item 601 of Regulation S-K of the SEC and that remains in effect.

(e)           “Hazardous Substance” shall mean (i) any petroleum, hazardous or toxic petroleum-derived substance or petroleum product, flammable or explosive material, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, foundry sand or polychlorinated biphenyls (PCBs); (ii) any chemical or other material or substance that is regulated, classified or defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “extremely hazardous substance,” “restricted hazardous waste,” “toxic substance,” “toxic pollutant,” “pollutant” or “contaminant” under any Environmental Law, or any similar denomination intended to classify substance by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law; or (iii) any other chemical or other material, waste or substance, exposure to which is prohibited, limited or regulated by or under any Environmental Law.

(f)            “Intellectual Property Rights” shall mean rights in the following:  all U.S. and foreign (i) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, and re-examinations thereof, (ii) trademarks, service marks, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) all rights of publicity, (v) all inventions, mask works and mask work registrations, know how, discoveries, improvements, designs, computer source codes, programs and other software (including all machine readable code, printed listings of code, documentation including user manuals and training manuals, and related property and information), websites, domain names, shop and royalty rights and all other types of intellectual property, (vi) trade secrets and all confidential information, proprietary processes, formulae, models, and methodologies, (vii) all rights in the foregoing and in other similar intangible assets, (viii) all applications and registrations for the foregoing and (ix) all rights and remedies against infringement, misappropriation, or other violation thereof.

(g)           “Material Adverse Effect” shall mean any change, effect, condition, fact, event, occurrence, development, factor or circumstance (other than as specifically set forth on Schedule 8.13(g)) that, individually or together with one or more other such changes, effects, conditions, facts, events, occurrences, developments, factors or circumstances:  (i) arose or became known to Parent since December 31, 2007, and caused or causes, or could reasonably be expected to cause, loss, damage, cost or expense to Company and its Subsidiaries in excess of $5,000,000 prior to the two-year anniversary of this Agreement; (ii) is or could reasonably be expected to result in a material adverse effect on or change in the business, results of operations, properties, condition (financial or otherwise), assets or liabilities of Company and its Subsidiaries taken as a whole; or (iii) could reasonably be expected to prohibit, restrict or materially impede the consummation of the transactions contemplated hereby; provided, however, that any effect resulting from the following shall not be considered when determining if a Material Adverse Effect has occurred or could be reasonably expected to occur:  (A) any change in the economy or securities markets of the United States in general not having a disproportionate effect on the Company and its Subsidiaries relative to other Persons in the same industry; (B) any change in the legislative or regulatory environment affecting the industry in which the Company and its Subsidiaries conduct their business and not having a disproportionate effect on Company and its Subsidiaries relative to other Persons in the same industry; (C) the execution and delivery of this Agreement or the announcement thereof; (D) acts of war or terrorism, except to the extent specifically impacting the Company or any of its Subsidiaries; (E) earthquakes, hurricanes or other natural disasters, except to the extent specifically impacting the Company or any of its Subsidiaries; or (F) changes in GAAP.  Except as otherwise specifically provided herein, references to dollar amount thresholds shall not be deemed to be evidence of the existence or non-existence of materiality or of a Material Adverse Effect.

(h)           “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Entity.

(i)            “Regulatory Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other supranational, national, state, provincial, municipal, local or foreign Laws, Orders and administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(j)            “Subsidiary” means, with respect to any Person, (a) any corporation with respect to which such Person, directly or indirectly, through one or more Subsidiaries, (i) owns more than 50% of the outstanding shares of capital stock having generally the right to vote in the election of directors or (ii) has the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors of such corporation, (b) any partnership with respect to which (i) such Person or a Subsidiary of such Person is a general partner, (ii) such Person and its Subsidiaries together own more than 50% of the interests therein or (iii) such Person and its Subsidiaries have the right to appoint or elect or direct the appointment or election of a majority of the directors or other Person or body responsible for the governance or management thereof, (c) any limited liability company with respect to which (i) such Person or a Subsidiary of such Person is the sole manager or managing member, (ii) such Person and its Subsidiaries together own more than 50% of the interests therein or (iii) such Person and its Subsidiaries have the right to appoint or elect or direct the appointment or election of a majority of the managers or other Person or body responsible for the governance or management thereof or (d) any other entity in which such Person has, and/or one or more of its Subsidiaries have, directly or indirectly, (i) more than a 50% ownership interest or (ii) the power to appoint or elect or direct the appointment or election of a majority of the directors or other Person or body responsible for the governance or management thereof.

(k)           “Superior Proposal” shall mean an unsolicited (by Company, any of its Subsidiaries or any of the Representatives), bona fide, written, fully-financed (as defined below), all-cash proposal made by any Person other than Parent or any of its Subsidiaries to acquire all of the issued and outstanding shares of Company Common Stock pursuant to a tender offer or a merger or to acquire all of the properties and assets of Company on terms and conditions that a majority of the members of the Board of Directors of Company determines in good faith, after consultation with a nationally recognized financial advisor and taking into account all of the terms and conditions of such proposal (including all legal, financial, regulatory, and other aspects of such proposal and any expense reimbursement provisions, termination fees and conditions associated with such proposal), is more favorable to Company’s shareholders from a financial point of view than the transactions contemplated hereby (including, to the extent applicable, any proposal or offer by Parent for an adjustment to the terms and conditions of this Agreement pursuant to Section 5.5(a)) and is reasonably likely to be consummated.  For the purposes hereof, “fully-financed” proposal shall mean a proposal that is not subject to any financing condition and the Person making the proposal either (i) has sufficient cash on hand to fully pay for the transaction or (ii) any necessary financing is fully committed to the reasonable satisfaction of the Board of Directors of Company.

(l)            “Taxes” shall mean supranational, national, state, provincial, municipal, local or foreign taxes, charges, fees, levies, or other assessments, including all income, gross income, alternative minimum, sales, use, occupation, ad valorem, transfer, gains, profits, excise, franchise, real property, personal property, intangibles, gross receipts, premium, single business, unincorporated business, value added, capital stock, production, business, disability, FICA, employment, unemployment, payroll, license, estimated, stamp, custom duties, environmental, severance or withholding taxes, or any other tax, governmental fee or other like assessment or charge of any kind whatsoever imposed, collected or administered by any Governmental Entity; and any interest and penalties (civil or criminal) on or additions to any such taxes, whether disputed or not; and any transferee liability, liability imposed by law (including under Treas. Reg. §1.1502-6 and similar provisions of state law), and liability arising under contract (including merger, acquisition or sale agreement), tax-sharing agreement, tax indemnity agreement or any similar agreement for any such taxes, interest, penalties and additions.

(m)          “Tax Return” shall mean a return, report, estimate, declaration, claim for refund or other information, form or statement relating to, or filed or supplied or required to be filed or supplied in connection with, any Taxes, including combined, unitary or consolidated returns for a group of entities; and including any amendment thereof, and any schedule or attachment thereto.

8.14.       Company Disclosure Schedule Generally.  The Company Disclosure Schedule is incorporated herein and expressly made a part of this Agreement as though completely set forth herein.  All references to this Agreement in any section of the Company Disclosure Schedule shall be deemed to refer to this entire Agreement, including all sections of the Company Disclosure Schedule; provided, however, that information furnished in any particular section of the Company Disclosure Schedule shall be deemed to be included in another section or the Company Disclosure Schedule only to the extent a matter in such section of the Company Disclosure Schedule is disclosed in such a way as to make its relevance to the information called for by such other section of this Agreement reasonably apparent on its face.

[The next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the day and year first written above.

HEALTH CARE SERVICE CORPORATION
(“Parent”)

By:	/s/ Kenneth S. Avner
Name:	Kenneth S. Avner
Title:	Sr. Vice President

MERCURY ACQUISITION CORP.
(“Merger Sub”)

By:	/s/ Denise A. Bujak
Name:	Denise A. Bujak
Title:	Secretary and Authorized Officer

MEDECISION, INC.
(“Company”)

By:	/s/ David St.Clair
David St.Clair
Chairman and CEO